UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

hi/fn, inc.

(Name of Subject Company)

hi/fn, inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

428358105

(CUSIP Number of Class of Securities)

Albert E. Sisto

hi/fn, inc.

750 University Avenue

Los Gatos, CA 95032

(408) 399-3500

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With a copy to:

David W. Healy, Esq.

Horace L. Nash, Esq.

Andrew Luh, Esq.

Robert Ricca, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	Subject Company Information.

(a) The name of the subject company is hi/fn, inc., a Delaware corporation (the “Company” or “Hifn”). The principal executive offices of the Company are located at 750 University Avenue, Los Gatos, California 95032, and the telephone number is (408) 399-3500.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibit or Annex hereto, this “Statement”) relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”). As of February 26, 2009, there were 14,742,837 shares of Common Stock issued and outstanding. As of February 26, 2009, there were 2,893,158 shares of Common Stock reserved for issuance pursuant to outstanding stock options, with exercise prices ranging from $2.03 to $69.88 per share, and 483,224 shares of Common Stock reserved for issuance pursuant to outstanding restricted stock unit awards.

ITEM 2.	Identity and Background of Filing Person.

(a) Name and Address of Person Filing this Statement. The Company is the person filing this Statement, and is the subject company. The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer of the Purchaser. This Statement relates to a tender offer by Hybrid Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Exar Corporation, a Delaware corporation (“Exar”), disclosed in a Tender Offer Statement on Schedule TO, dated March 5, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of, at the election of each holder of Common Stock, either (i) $4.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”) or (ii) 0.3529 shares of Exar common stock and $1.60 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Mixed Consideration” and, together with the Cash Consideration, the “Offer Price”), upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange (the “Prospectus”), which is part of the Registration Statement on Form S-4 (the “Form S-4”) filed by Exar on March 5, 2009 in connection with the offer and sale of Exar common stock to holders of shares of Common Stock, and the related Letter of Election and Transmittal (the “Letter of Election and Transmittal”) (which, together with the Prospectus, constitutes the “Offer”). The Prospectus and Letter of Election and Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 23, 2009, among Purchaser, Exar and the Company (the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”) and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the terms of the Offer (other than Common Stock held by (a) Purchaser, Exar, any Exar subsidiary, or the Company or a subsidiary of the Company, which will be cancelled without consideration, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the Mixed Consideration. The consummation of the Merger is also subject to customary closing conditions. If Purchaser achieves ownership of 90% of the issued and outstanding Common Stock through the Offer, a subsequent offering period or the exercise of a Top-up Option (as described below), then Purchaser may effect the Merger as a short-form merger without additional approval of the Merger by the Company stockholders (the “Stockholders”). Otherwise, the Company will be required to hold a special meeting of the Stockholders to obtain approval of the Merger and the Merger Agreement. Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Exar (the Company after the Effective Time is referred to in this Statement as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Exar and Purchaser is 48720 Kato Road, Fremont, California 94538 and their telephone number is (510) 668-7000. Investors and security holders will be able to obtain free copies of the Form S-4, Prospectus, Schedule TO, this Statement and other filings containing information about Exar and Hifn, without charge, at the SEC’s website (http://www.sec.gov) once these documents are filed with the SEC. A free copy of the exchange offer materials, when they become available, may also be obtained from Exar’s website at http://www.exar.com or from Hifn’s website at http://www.hifn.com.

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3 or in the Information Statement of the Company attached to this Statement (the “Information Statement”) as Annex I or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) Exar, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right (promptly after such time as Purchaser accepts for payment the shares of Common Stock validly tendered and not withdrawn pursuant to the Offer) to designate persons for election to the Company’s board of directors (the “Board”) without election of such persons at a meeting of the Stockholders (such time hereinafter referred to as the “Acceptance Time”). The Information Statement is incorporated herein by reference.

(a) Arrangements with Executive Officers and Directors of the Company.

In the Information Statement we describe agreements, arrangements or understandings between the Company or its affiliates and its directors, executive officers and affiliates. Certain members of management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from and in addition to their interests as Stockholders generally.

Potential Acceleration of Vesting of Equity Awards Upon Change of Control.

Directors. Pursuant to resolutions adopted by the Board on October 3, 2007, all stock options held by Hifn directors (Albert E. Sisto, Douglas L. Whiting, Ph.D., Robert W. Johnson, Taher Elgamal, and Richard Noling) will accelerate in full immediately prior to the Effective Time.

Chairman and Chief Executive Officer. Pursuant to his employment agreement with the Company dated as of February 6, 2007 (which amends and restates his employment agreement dated as of November 9, 2006) (“Sisto Employment Agreement”), 100% of the unvested stock options and unvested restricted stock units held by Albert E. Sisto will accelerate and become fully vested if Mr. Sisto’s employment is terminated by the Company without “cause” or if Mr. Sisto resigns for “good reason” and the termination is in connection with, or within 12 months following, a “change of control” of the Company (as such terms are defined in the Sisto Employment Agreement). Mr. Sisto will not be an employee of Exar after the Effective Time, and his termination of employment will be deemed a termination without cause under the Sisto Employment Agreement.

Change of Control Agreements. The Company has entered into a Change of Control Agreement (each, a “COC Agreement” and together, the “COC Agreements”) with each of William R. Walker, Michael D. Goldgof, Douglas L. Whiting, Ph.D., Jiebing Wang, Ph.D., John Matze, Steven Yang and Thomas Flageollet (each a “COC Participant” and together, the “COC Participants”). The COC Agreements provide that 50% of the unvested stock options, 50% of the unvested restricted stock units and 50% of shares of Common Stock subject to a right of repurchase or forfeiture, held by the COC Participants will accelerate and become fully vested if a

COC Participant’s employment is terminated by the Company without “cause” or if a COC Participant resigns for “good reason”, and the termination is in connection with, or within 12 months following, a “change of control” of the Company (as such terms are defined in the COC Agreements). Mr. Walker will not be an employee of Exar after the Effective Time, and his termination of employment will be deemed a termination without cause under his COC Agreement. Dr. Whiting, Mr. Matze and Dr. Wang have each entered into employment letter agreements with Exar described under the section of this Statement entitled “Employment Letter Agreements between Current Executive Officers of the Company and Exar,” which supersede their respective COC Agreements, and therefore they will not receive any acceleration as set forth in their respective COC Agreements.

Restricted Stock Unit Acceleration Outside of the Change of Control Agreements. Some restricted stock units granted to Company executive officers include acceleration terms that exceed those set forth in the COC Agreements. On October 15, 2008, the Board approved grants of restricted stock units that would accelerate and become fully vested if the recipient is terminated by the Company without “cause” or resigns for “good reason”, and the termination is in connection with, or within 12 months following, a “change of control” of the Company (as such terms are defined in the COC Agreements). Recipients of these restricted stock units included Messrs. Sisto, Whiting, Walker, Goldgof, Wang and Yang. Of these recipients, Dr. Whiting, Mr. Matze and Dr. Wang will not receive any acceleration of vesting with respect to these restricted stock units because they entered into separate employment letter agreements with Exar, as described below under the section entitled “Employment Letter Agreements between Current Executive Officers of the Company and Exar.”

Option Acceleration Outside of the Change of Control Agreements. Under the Company’s 2001 Nonstatuatory Stock Option Plan (“2001 Plan”), in the event of a merger of the Company, if an acquiror does not assume or substitute all outstanding options issued under the 2001 Plan, then all unvested options accelerate and will immediately vest and become exercisable for 15 days following notice to the holder of the acceleration of vesting and impending termination of the award. Because the Merger Agreement provides that Exar will not assume or substitute any of the outstanding options under the 2001 Plan, all unvested options issued under the 2001 Plan will accelerate and will immediately vest and become exercisable prior to the Effective Time. None of the Company’s directors or executive officers holds any options issued under the 2001 Plan that have an exercise price lower than the Cash Consideration, and therefore none of the Company’s directors or executive officers will receive any benefit as a result of this accelerated vesting provision.

The following table sets forth the value of the potential acceleration of unvested options and unvested restricted stock units at the Effective Time for each director and executive officer of the Company, assuming that the Effective Time occurs on April 2, 2009.

Name	Number of Shares of Common Stock Underlying Unvested Options Immediately Prior to the Effective Time	Number of Shares of Common Stock Underlying Unvested Restricted Stock Units Immediately Prior to the Effective Time		Number of Options that Accelerate Upon the Effective Time(1)	Number of Restricted Stock Units that Accelerate Upon the Effective Time(1)	Economic Value of Options or Restricted Stock Units that Accelerate Upon the Effective Time(2)
Albert E. Sisto	50,001	53,309	(3)	50,001	53,309	$213,183
Robert W. Johnson	10,000	0		10,000	0	$9,600
Taher Elgamal	10,000	0		10,000	0	$9,600
Richard Noling	32,500	0		32,500	0	$9,600
Douglas L. Whiting, Ph.D.	30,834	16,333		30,834	0	$12,363
William R. Walker	43,461	33,833		21,731	27,167	$118,530
Michael D. Goldgof	47,418	26,333		23,709	21,542	$92,945
Jiebing Wang, Ph.D.	36,876	29,250		0	0	$0
John Matze	50,626	15,833		0	0	$0
Steven Yang	54,688	26,333		27,344	22,167	$97,914
Thomas Flageollet	73,438	5,000		36,719	2,500	$19,270

(1)	Dr. Whiting will receive the acceleration of his stock options as a director. The table assumes that Mr. Flageollet, Mr. Goldgof and Mr. Yang will not be employed by Exar following the Effective Time.

(2)	Economic value equals (i) the number of shares issuable upon settlement of each accelerated restricted stock unit, multiplied by the Cash Consideration less the cost per unit ($0.001) of each such restricted stock unit, plus (ii) the number of shares issuable upon exercise of each accelerated stock option, multiplied by the Cash Consideration less the exercise price per share of each such stock option.

(3)	In addition, on October 8, 2008 the Board granted Mr. Sisto a performance-based restricted stock unit (the “Performance RSU”), which can be earned either upon achievement of performance metrics (total revenue, new product revenue, or EBITDA for fiscal year 2009) or upon an acquisition of Hifn (subject to a minimum price condition). A maximum of 127,500 units can be earned pursuant to performance metrics and a maximum of 112,500 units can be earned upon an acquisition of Hifn. Any earned units would be subject to time based vesting over two years, following the completion of fiscal year 2009. If the Merger is consummated, no units will be earned or accelerated under the Performance RSU.

Mr. Flageollet holds 5,000 restricted shares of Common stock of the Company, subject to a right of repurchase by the Company and subject to the terms of his COC Agreement. If Mr. Flageollet does not become employed by Exar, the repurchase right held by the Company with respect to 50% of these restricted shares would lapse and would provide him with an economic value of an additional $10,000.

Other Potential Payments to Executive Officers.

The Sisto Employment Agreement provides that if Mr. Sisto’s employment is terminated by the Company without “cause” or if Mr. Sisto resigns for “good reason”, and the termination is in connection with, or within 12 months following, a “change of control” of the Company (as such terms are defined in the Sisto Employment Agreement), then Mr. Sisto will receive his base salary for 24 months in accordance with the Company’s normal payroll policies. Mr. Sisto will also be reimbursed for premiums paid for continued health benefits for Mr. Sisto and any eligible dependents under the Company’s health plans for 18 months.

The COC Agreements of Dr. Whiting, Mr. Walker and Mr. Flageollet provide that if the executive officer’s employment is terminated by the Company without “cause” or if the executive officer resigns for “good reason”, and the termination is in connection with, or within 12 months following, a “change of control” of the Company (as such terms are defined in the COC Agreements), then the executive will receive his base salary for 12 months in accordance with the Company’s normal payroll policies, and be reimbursed for premiums paid for continued health benefits for the executive and any eligible dependents under the Company’s health plans for 12 months. Dr. Whiting will not be entitled to acceleration of vesting, severance payments or health benefits under his COC Agreement, because he has entered into a separate employment letter agreement with Exar, as described below under the section entitled “Employment Letter Agreements between Current Executive Officers of the Company and Exar,” which supersedes his COC Agreement.

The Company also adopted (and Exar agreed to honor) an employee severance policy that provides benefits (to the extent any such employee is not already entitled to such benefits under existing agreements and arrangements) with respect to the termination of any such employee in connection with the Merger. This policy provides for a lump sum payment equal to two weeks base salary, plus an additional week for each year of service to the Company (not to exceed 12 weeks of base salary in total), subject to applicable withholdings.

The following table sets forth the value of severance benefits for each executive officer, and assumes the Effective Time occurs on April 2, 2009.

Name	Economic Value of Continuous Salary Payments(1)	Economic Value of Continuous Health Benefits(1)
Albert E. Sisto	$700,000	$34,612
Douglas L. Whiting, Ph.D.	$0	$0
William R. Walker	$255,000	$27,188
Michael D. Goldgof	$16,154	$0
Jiebing Wang, Ph.D.	$0	$0
John Matze	$0	$0
Steven Yang	$12,980	$0
Thomas Flageollet	$225,000	$11,171

(1)	The table assumes that Mr. Flageollet, Mr. Goldgof and Mr. Yang will not be employed by Exar following the Effective Time.

On February 21, 2009, the Compensation Committee of the Board determined that the employment-related agreements, arrangements and benefits to be provided to Hifn directors and executive officers in connection with or after the Merger, described in the section “Potential Acceleration of Vesting of Equity Awards Upon Change of Control” above and this section “Other Potential Payments to Executive Officers” are “employment compensation, severance or other employee benefit arrangements” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and for purposes of the related non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act.

Director and Officer Indemnification and Insurance.

Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification by the Company of directors and officers beyond that specifically provided by current law. The Company has adopted provisions in its certificate of incorporation and its bylaws that provide for indemnification of its officers and directors to the full extent permitted under Delaware law and provisions for the payment of expenses incurred by an officer or director in defending any proceeding upon the receipt of an undertaking by such officer or director to repay all amounts advanced if it is ultimately determined that such officer or director is not entitled to be indemnified. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers.

Under the Merger Agreement, Exar and Purchaser have agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing in favor of the current of former directors or officers of the Company and its subsidiaries as provided in the Company’s certificate of incorporation and bylaws and any indemnification agreement executed, effective as of and provided to Exar prior to February 23, 2009, shall survive the Merger and continue in full force and effect in accordance with their terms for a period of six years from the Effective Time, and Parent will cause and enable the Surviving Corporation to assume and honor such indemnification obligations and agreements.

For a period of six years after the Effective Time, Exar shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Exar may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; however, Exar will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 250% of the annual premiums paid as of February 23, 2009 by the Company for such insurance (such 250% amount, the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Exar shall maintain the most advantageous policies of directors’ and officers’ insurance reasonably obtainable for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of maintaining such current policies, Exar or the Company shall be entitled to purchase a “tail” directors’ and officers’ liability insurance policy with substantially the same coverage as described above

(b) Arrangements with Purchaser and Exar.

Merger Agreement.

The summary of the Merger Agreement contained in the section of the Prospectus entitled “Merger Agreement” and the description of the conditions of the Offer contained in the section of the Prospectus entitled “The Offer – Conditions to the Offer” are incorporated herein by reference. The Prospectus is filed as Exhibit (a)(1)(A) hereto. This summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) and is incorporated herein by reference.

The representations, warranties and covenants made in the Merger Agreement were made by the parties to the Merger Agreement for the benefit of each other for purposes of the Merger Agreement, as of specific dates, and may be subject to important limitations and qualifications (including exceptions thereto set forth in a disclosure letter or Exar’s or Hifn’s public filings with the SEC) agreed to by the contracting parties and may not be complete. Furthermore, these representations, warranties and covenants may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this Statement. These representations, warranties and covenants and other provisions of the Merger Agreement should not be read alone, and you should read information provided elsewhere in this Statement and the Prospectus for information regarding the parties.

Tender and Voting Agreement.

The summary of the Tender and Voting Agreement, dated February 23, 2009, among Exar, Purchaser and each member of the Board and certain officers of the Company (in their capacities as Stockholders), consisting of Messrs. Johnson, Elgamal, Noling, Sisto, Walker, Goldgof, Matze, Wang, Whiting and Yang (the “Tender and Voting Agreement”) contained in the section of the Prospectus entitled “Merger Agreement – Tender and Voting Agreement” is incorporated herein by reference. This summary is qualified in its entirety by reference to the Tender and Voting Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Non-disclosure Agreement.

Effective September 8, 2008, the Company and Exar entered into a confidentiality and non-disclosure agreement (the “Non-disclosure Agreement”). Each party agreed that any information furnished to it or its representatives in connection with a possible transaction between the parties would be kept confidential and used only for purposes of evaluating a possible transaction and would be disclosed only as required by law or with the written consent of the other party. Each party agreed that for a period of six months from the date of the Non-disclosure Agreement, without the prior written consent of the other party, neither party would, directly or indirectly, or in conjunction with any other person or entity, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the other party, (ii) any tender or exchange offer, merger or other business combination involving the other party, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party, or (iv) any “solicitation” of “proxies” (as such terms are defined in Rule 14a-1 under the Exchange Act) or consents to vote any securities of the other party; (b) form, join or in any way participate in a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) or otherwise act, alone or with others, to seek to acquire or affect control or influence the management, board of directors or policies of the other party; (c) enter into any discussions or arrangements with any third party regarding any of the foregoing; or (d) take any action which might force the other party to make a public announcement regarding any of the foregoing. Each party further covenanted and agreed that without the prior written consent of the other party, it would not, directly or indirectly, enter into any agreement, arrangement or understanding with any other person or entity regarding a possible transaction involving such other party of the type and for the term described in the Non-disclosure Agreement. This summary is qualified in its entirety by reference to the Non-disclosure Agreement, which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

Cash or Cash and Stock Consideration Payable Pursuant to the Offer.

If the directors and executive officers of the Company were to tender the shares of Common Stock they own for purchase by Purchaser pursuant to the Offer, as they have agreed pursuant to the Tender and Voting Agreement, they would receive the same Cash Consideration or Mixed Consideration for their shares and on the same terms and conditions as the other Stockholders who tender their shares to Purchaser in the Offer. Any outstanding shares of Common Stock not tendered in the Offer will be cancelled and converted in the Merger into the right to receive the Mixed Consideration.

As of February 26, 2009, the Company’s directors and executive officers owned in the aggregate 817,883 vested shares of Common Stock and options to purchase 913,387 shares of Common Stock that were vested and exercisable, some of which had exercise prices lower than the Cash Consideration. No restricted stock units were vested, and 5,000 unvested shares of Common Stock were outstanding, as of that date. If the directors and executive officers were to tender all of their vested shares of Common Stock for purchase pursuant to the Offer, electing to receive the Cash Consideration, and those shares of Common Stock were purchased by Purchaser, the directors and executive officers would receive an aggregate of $3,271,532, without interest and less any applicable withholding taxes. If the directors and executive officers were to tender all of their shares of Common Stock issuable upon exercise of vested stock options with exercise prices lower than the Cash Consideration pursuant to the Offer, electing to receive the Cash Consideration, and those shares of Common Stock were purchased by Purchaser, the directors and executive officers would receive an aggregate of $11,152, without interest and less any applicable withholding taxes.

The following table sets forth, as of February 26, 2009, for each director and executive officer of the Company, the consideration such individual would receive if such individual were to tender all of the vested shares of Common Stock (including shares issuable upon the exercise of vested stock options with an exercise price less than the Cash Consideration) owned by such individual and elect to receive the Cash Consideration.

Name	Number of Vested Shares of Common Stock	Aggregate Cash Payment for Shares	Number of Shares Issuable Upon Exercise of Vested Options	Economic Value of Vested Options(1)
Albert E. Sisto	66,498	$265,992	242,750	$0
Douglas L. Whiting, Ph.D.	215,565	$862,260	118,018	$1,150
Robert W. Johnson	425,823	$1,703,292	94,000	$0
Taher Elgamal	0	$0	84,000	$0
Richard Noling	0	$0	7,000	$0
William R. Walker	54,746	$218,984	146,830	$1,838
Michael D. Goldgof	1,917	$7,668	32,874	$1,264
Jiebing Wang, Ph.D.	2,500	$10,000	120,624	$1,725
John E.G. Matze	49,167	$196,668	47,291	$1,725
Steven Yang	1,667	$6,668	18,750	$1,725
Thomas Flageollet	0	$0	1,250	$1,725

(1)	Economic value equals the number of shares issuable upon exercise of each stock option with an exercise price less than the Cash Consideration, multiplied by the Cash Consideration minus the exercise price per share of each such stock option.

Treatment of Company Equity Awards; Section 16 Matters; Rule 14d-10(d)(1) Matters

The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement and in all events prior to the Effective Time, the Board (or, if appropriate, any committee administering the Company’s 1996 Equity Incentive Plan (“1996 Plan”) or the 2001 Plan) will adopt resolutions or take whatever actions are required to:

•	terminate and cancel all outstanding stock options and restricted stock unit awards effective as of the Effective Time and terminate the 1996 Plan and 2001 Plan;

•	make such other changes to the 1996 Plan and 2001 Plan as it deems appropriate to give effect to the Merger (subject to the approval of Exar, which shall not be unreasonably withheld); and

•	ensure that the conversion of the Common Stock held by any director or officer of the Company will be eligible for exemption under Rule 16b-3(e).

Under the terms of the 2001 Plan, each outstanding unvested option granted under the 2001 Plan will become fully vested and exercisable in connection with the Merger. Under the terms of the 1996 Plan, each outstanding unvested option and outstanding unvested restricted stock unit granted under the 1996 Plan will not be entitled to any such acceleration of vesting. At the Effective Time and without any action on the part of any holder of such stock options, each option outstanding under the 1996 Plan and 2001 Plan that has not previously been exercised and is outstanding as of immediately prior to the Effective Time will be terminated and cancelled as of the Effective Time. At the Effective Time and without any action on the part of any holder of such restricted stock units, each restricted stock unit outstanding under the 1996 Plan that has not previously been settled and is outstanding as of immediately prior to the Effective Time will be terminated and cancelled as of the Effective Time.

As of February 26, 2009, the Company’s executive officers and directors held:

•	Options to purchase an aggregate of 1,372,664 shares of Common Stock, 913,387 of which were vested.

•	206,224 restricted stock units, none of which were vested.

Employment Letter Agreements between Current Executive Officers of the Company and Exar

In connection with the Merger Agreement, Mr. Matze, Dr. Wang and Dr. Whiting have entered into employment letter agreements with Exar that set forth their employment arrangements with Exar after the Merger, which will be effective as of and subject to the closing of the Merger and are in no way contingent on the number of shares of Common Stock held by the executive officer or tendered by the executive officer in the Offer. The individual terms of the employment letter agreements are summarized below:

•

Base Salary and Cash Bonuses. Mr. Matze, Dr. Wang and Dr. Whiting will receive gross annual base salaries of $235,000, $220,000 and $100,000, respectively. As of April 1, 2009 and provided the Effective Time has occurred, Mr. Matze and Dr. Whiting will be eligible to participate in Exar’s Key Employee Incentive Compensation Program, Dr. Wang will be eligible to participate in Exar’s Executive Incentive Compensation Program, and each executive officer will have a target cash award of 35% of his respective annual base salary.

•

New Grants of Restricted Stock Units. Following the closing of the Merger, Mr. Matze, Dr. Wang and Dr. Whiting will receive awards of restricted stock units for 15,000, 12,000 and 12,000 shares of Exar common stock, respectively, vesting in equal annual installments over three years based on continued employment with Exar.

•

New Grants of Stock Options. Following the closing of the Merger, Mr. Matze, Dr. Wang and Dr. Whiting will receive options to purchase 120,000, 90,000 and 90,000 shares of Exar common stock, respectively, vesting in equal annual installments over four years based on continued employment with Exar.

•	Potential Acceleration and Severance. With respect to the information below, all definitions of “cause” and “good reason” are defined in the executive officer’s employment letter agreement.

•

If the executive is terminated without cause or leaves for good reason within two years following the Effective Time, he will be entitled to up to a lump sum payment of six months base salary as severance, subject to his execution of a release.

•

If the executive is terminated without cause or leaves for good reason within one year following the Effective Time, he will be entitled to acceleration of options, restricted stock units and other equity based awards, if any, granted by Exar that would have vested during the two year period following the date of termination, subject to his execution of a release.

•

If the executive is terminated without cause or leaves for good reason after the first year following the Effective Time, but prior to the second year following the Effective Time, he will be entitled to acceleration of options, restricted stock units and other equity based awards, if any, granted by Exar that would have vested during the one year period following the date of termination, subject to his execution of a release.

•

If there is a change of control of Exar (as defined in the applicable employment letter agreement), and the executive is terminated without cause or leaves for good reason within one year following the change of control, he will be entitled to up to a lump sum payment of six months base salary as severance, and 100% acceleration of options, restricted stock units and other equity-based awards, if any, granted by Exar, subject to his execution of a release.

•	Non-Competition and Non-Solicitation. For two years following the Effective Time, the executive will not:

•

engage, directly or indirectly, in the business of creating, improving, developing, servicing, manufacturing, marketing, licensing, and/or selling technology designed to accelerate, secure, protect, classify, and/or compress information, including but not limited to security acceleration and compression boards, silicon security solutions and software for manufacturers of networking, storage and/or security products, as well as any other business that the Company engaged in at any time during the 24 month period prior to the Effective Time and that the Company demonstrably anticipates conducting as of the Effective Time (the “Restricted Business”);

•

engage, directly or indirectly, in soliciting, recruiting, requesting, inducing or encouraging any person who was an employee, independent contractor or consultant of the Company as of the Effective Time to terminate his or her employment with Exar or become employed or engaged as an employee, independent contractor or consultant to any other person or business entity;

•

engage, directly or indirectly, in soliciting, inducing, encouraging, taking away, causing the reduction of, or diverting any customers, business, patronage or orders for, or the sales of, any products or services related to the Restricted Business; or

•

engage, directly or indirectly, in interfering with, disrupting or attempting to disrupt the relationship, contractual or otherwise, between Exar and any customers of the Company as of the Effective Time that remain or become a customer of Exar following the Effective Time.

Copies of the employment letter agreements for Mr. Matze, Dr. Wang and Dr. Whiting are filed as Exhibits (e)(10), (e)(11), and (e)(12) hereto, respectively, and are incorporated herein by reference.

On February 21, 2009, the Compensation Committee of the Board determined that the employment-related agreements, arrangements and benefits to be provided by the Company to members of the Board and executive officers of the Company in connection with or after the Merger, described in this section are “employment compensation, severance or other employee benefit arrangements” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and for purposes of the related non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act.

Effect of the Offer on Employee Benefits

In connection with the Merger, to the extent permitted by applicable law and the applicable employee benefit plans, Exar has agreed to ensure that employees of the Company and its subsidiaries as of the Effective Time who remain employees of Exar receive employee benefits on substantially the same terms as benefits are provided to employees of Exar for up to six months after the Effective Time, and credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable requirements.

Employee Stock Purchase Plan.

The Company maintains an Employee Stock Purchase Plan (the “ESPP”) in which all employees, including executives, that are employed by the Company or any participating subsidiary of the Company for at least 20 hours per week and more than five months in any calendar year are eligible to participate. The ESPP permits employees to purchase shares of Common Stock at a discount on a periodic basis through payroll deductions of between 1% and 15% of their eligible cash compensation, which includes an employee’s base salary, gross earnings and commissions, but excludes payments for overtime, shift premium, incentive compensation, bonuses and other compensation paid to such employee. Each offering period under this plan is for a six month fixed duration. The purchase price for shares of the Common Stock purchased under the ESPP is 85% of the lesser of the fair market value of the Common Stock on the first day of the applicable offering period and the last day of each purchase period. An employee may purchase no more than 5,000 shares of Common Stock during any purchase period. An employee will not be granted an option to purchase Common Stock under the ESPP, if immediately after the grant, the employee would own more than five percent (5%) of the outstanding Common Stock. No employee is permitted to purchase shares of Common Stock having a fair market value of more than $25,000, which is determined as of the first day of the applicable offering period, for each calendar year.

On the earlier of (a) the first business day following the date the Offer expires and (b) April 30, 2009 (the “New Exercise Date”), each outstanding purchase right under the ESPP automatically shall be exercised as of the New Exercise Date and each ESPP participant’s accumulated payroll contributions as of such date that are not withdrawn as of the New Exercise Date shall be applied toward the purchase of shares of Common Stock in accordance with the terms of the ESPP. All offering periods shall end on the New Exercise Date and the ESPP shall terminate as of the New Exercise Date. As promptly as reasonably practicable following the New Exercise Date, following the application of accumulated payroll contributions toward the purchase of shares of Common Stock, Exar shall cause the Company to return to participants any of their respective accumulated payroll contributions not applied to the purchase of shares of Common Stock under the ESPP, if any. Pursuant to the Merger Agreement, from and after February 23, 2009, there shall be no new offering periods under the ESPP and no current participant in the ESPP will be permitted to increase the rate of his or her payroll deductions into his or her account under the ESPP.

Exar Director Compensation to Mr. Sisto.

Mr. Sisto is expected to be appointed as a member of Exar’s board of directors following the Effective Time. In that capacity, he would be entitled to compensation under Exar’s standard non-employee director compensation arrangements. Compensation for Exar’s non-employee directors during fiscal 2008 generally consisted of an annual retainer, chairperson fees and an annual equity award. In Exar’s fiscal 2008, Exar paid each non-employee director an annual retainer of $30,000. During Exar’s fiscal 2008, the chairperson of Exar’s board of directors received an additional $20,000 annual retainer, the chairperson of Exar’s audit committee received an additional $15,000 annual retainer, the chairperson of Exar’s compensation committee received an additional $10,000 annual retainer, and the chairperson of Exar’s corporate governance and nominating committee received an additional $5,000 annual retainer. Exar also reimburses non-employee directors for documented expenses for travel and professional education incurred in connection with their duties.

Each non-employee director is granted an option to purchase 24,000 shares of Exar common stock upon the first trade date of the month following his or her initial election or appointment to Exar’s board. These options have an exercise price equal to the closing price of Exar common stock on the grant date and generally vest in three equal annual installments over the three-year period following the grant date. In addition, each non-employee director is granted 4,500 restricted stock units upon the first trade date of the month following his or her initial election or appointment (subject to proration based on the amount of time remaining until the next annual meeting of the Exar stockholders), and each non-employee director continuing in office after an annual meeting of Exar’s stockholders is granted 4,500 restricted stock units as of the annual meeting date. The director serving as chairperson of Exar’s board of directors as of the annual meeting date is granted an additional 2,250 restricted stock units at each annual meeting. These restricted stock unit awards vest upon the earlier of the first anniversary of the grant date or the next annual meeting of the Exar stockholders and are paid in shares of Exar common stock on a one-for-one basis upon vesting. Non-employee directors do not have the right to vote or dispose of their restricted stock units but do have the right to receive cash payments as dividend equivalents based on the amount of dividends (if any) paid to Exar stockholders. In addition to the grants described above, each non-employee director is eligible for additional discretionary award grants under the Exar 2006 Equity Incentive Plan.

The foregoing information regarding compensation for Exar’s directors is based solely on information in Exar’s proxy statement on Schedule 14A for its 2008 annual meeting of Exar stockholders, which was filed with the SEC. From time to time, the compensation paid to Exar’s non-employee directors is evaluated and changed by Exar’s board of directors and the compensation committee of Exar’s board of directors.

ITEM 4.	The Solicitation or Recommendation.

(a) Recommendation.

On February 21, 2009, the Board: (1) determined that the Merger Agreement is advisable and fair to, and in the best interests of, the Company and the Stockholders, (2) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of the Company and the Stockholders; and (3) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER,

TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER AND,

IF REQUIRED, ADOPT THE MERGER AGREEMENT.

A letter to the Stockholders from the Company’s President and Chief Executive Officer communicating the Board’s recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

(b) Background and Reasons for the Recommendation.

Background of the Offer and the Merger

The Board has periodically reviewed and assessed long-term strategies and objectives and developments in the markets in which Hifn operates. From time to time the Board has considered strategies to grow Hifn’s business and operations through partnering, distribution arrangements, strategic alliances or other strategic opportunities with other companies. From time to time, Hifn has also engaged in market check activities to test the level of interest of other companies in acquiring Hifn. As part of this process, Hifn’s senior management has had discussions with various senior executives of Exar and other technology companies, which are referred to below by code numbers in order to comply with contractual non-disclosure obligations.

As part of these ongoing discussions and market check activities, Hifn first formally engaged RBC Capital Markets Corporation (“RBC”) on February 20, 2007 to render certain financial advisory services to Hifn in connection with a possible transaction or series of transactions involving Hifn. Commencing in early April 2007, representatives of RBC contacted approximately 29 potential parties (not including Exar), 23 of which were potential strategic buyers and six of which were potential financial sponsors. Representatives of RBC arranged in-person meetings between Hifn management and eleven of these parties, including Company No. 1 (which declined to engage in further discussions shortly thereafter due to a lack of strategic fit). Three contacted parties conducted detailed due diligence; none submitted a term sheet or a letter of intent. Since no buyer emerged from this phase of Hifn’s market check process, the process ended in September 2007 and this initial RBC engagement was terminated by Hifn shortly thereafter.

In August and September of 2007, Hifn briefly investigated a possible acquisition of Company No. 2, but no transaction resulted.

In December 2007, Hifn commenced discussions with Company No. 1, initially focused on a potential commercial relationship. In January 2008, Company No. 1 expressed interest in a potential business combination with Hifn and requested high level due diligence items. The parties engaged in merger discussions for several months. In April 2008, because of an indication that Company No. 1 might then have been considering making hostile overtures, Hifn requested that Company No. 1 sign a 12-month standstill agreement prior to further merger discussions. On April 17, 2008, RBC made a presentation to Hifn about the history of discussions with Company No. 1 and Hifn formally re-engaged RBC on April 25, 2008. Hifn and Company No. 1 ultimately ceased negotiations in July 2008 because they were unable to reach agreement on Hifn’s valuation and because Company No. 1 ultimately declined to sign the standstill agreement requested by Hifn.

In March through May 2008, Hifn and Company No. 2 had discussions concerning a possible strategic partnership agreement pursuant to which Hifn would grant Company No. 2 certain distribution rights, with certain minimum revenue commitments, in exchange for limited exclusivity, but no agreement with Company No. 2 was ever consummated.

On May 14, 2008, Mr. Sisto had lunch with a senior executive of Company No. 3 to discuss possible partnership opportunities.

In July 2008, Hifn met with Company No. 4 regarding a possible transaction. Negotiations continued with Company No. 4 through September 2008.

On July 28, 2008, Mr. Sisto again met with Company No. 3 to discuss a possible combination.

On August 5, 2008, Mr. Sisto, Mr. Walker and Mr. Rodriguez first met while attending the RBC Capital Markets Technology, Media and Communications Conference in San Francisco, California. Mr. Rodriguez and Mr. Sisto determined that the parties might want to consider exploring a strategic transaction.

On August 22, 2008, representatives of RBC arranged a meeting between Exar and Hifn representatives to be held on September 10, 2008.

On August 28, 2008, Mr. Sisto met with Company No. 4 at its offices to explore the possibility of a proposed transaction involving an exchange of assets.

On August 29, 2008, Mr. Rodriguez and Mr. Sisto met for lunch and discussed whether to engage in more serious discussions of a potential strategic transaction.

On September 8, 2008, Mr. Sisto had a phone conversation with Company No. 4 in which a proposed transaction involving an exchange of assets was further discussed.

On September 10, 2008, Exar and Hifn executed a confidentiality agreement to facilitate the sharing of information between the parties in connection with their continuous discussions and evaluations of a potential strategic transaction. Mr. Sisto and Mr. Walker of Hifn met with Mr. Rodriguez, Richard L. Leza, Thomas Melendrez, George Apostol, Paul Pickering, Scott Kamsler and Hung Le of Exar at Hifn’s offices to discuss in more detail the possibility of a strategic transaction between the parties and to explore the potential market, customer, product and cost synergies that might be achieved through a business combination transaction, as well as the potential long-term benefits to both parties from such a transaction and the possible terms (including price) of such a transaction. Following the meeting, the parties agreed to continue their discussions.

Between September 10, 2008 and February 23, 2009, the date the Merger Agreement was executed by the parties thereto, Mr. Rodriguez and Mr. Sisto had various and continuous discussions regarding the potential market, customer, product and cost synergies that might be achieved through a business combination transaction, as well as the potential long-term benefits to both parties from such a transaction.

On September 15, 2008, a meeting with Company No. 4 was held at the offices of Hifn’s counsel, Fenwick & West LLP (“F&W”), to further discuss a proposed transaction involving an exchange of assets. Shortly thereafter, Company No. 4 confirmed that it had no further interest in such a transaction.

On September 15, 2008, Exar indicated a desire to move forward and Mr. Rodriguez and Mr. Sisto had a call to discuss next steps towards a possible business combination between Exar and Hifn.

On September 16, 2008, the Board discussed the merits of the possible combination and Mr. Rodriguez asked for additional information pertaining to Hifn’s valuation. Mr. Sisto and representatives of RBC responded to that request on September 21.

On September 17, 2008, Mr. Sisto met with a representative of Company No. 1, which had indicated an interest in re-engaging in discussions. Mr. Sisto indicated that a necessary first step would be for Company No. 1 to sign a standstill agreement.

On September 26, 2008, at Mr. Rodriguez’s request, Mr. Rodriguez and Mr. Sisto met at Exar to further discuss the potential benefits of a strategic transaction.

On September 30, 2008, Mr. Rodriguez outlined for Mr. Sisto the next steps of the process. Mr. Rodriguez also communicated a similar message to representatives of RBC.

On October 7, 2008, Mr. Rodriguez and Mr. Sisto had a telephone conference to further discuss the potential benefits of a strategic transaction, as well as possible terms (including price) of such a transaction. Mr. Rodriguez followed up on the telephone conference with emails on the same topic on October 8 and on October 17.

During October and November 2008, representatives of Deutsche Bank Securities (“DB”), financial advisor to Exar, had various communications with representatives of RBC regarding the potential terms (including price) on which Exar might be willing to proceed with a strategic transaction.

On October 9, 2008, Mr. Rodriguez and Jiebing Wang of Hifn met to discuss Hifn’s products and conduct product-related due diligence.

On October 13, 2008, Hifn met with Company No. 5 regarding a potential business combination.

On October 13, 2008, representatives of Exar and Hifn met to allow Exar to conduct business due diligence, including financial, intellectual property, technology, market, sales, engineering, product marketing and operations due diligence. Similar meetings were held on October 20, 2008.

On October 16, 2008, Mr. Sisto met with Company No. 3, which indicated that it could not pursue a transaction at this time.

On October 20, 2008, a meeting was held at Hifn with Company No. 5 to discuss the possibility of a business combination, but no further discussions resulted.

Between October 27, 2008 and October 29, 2008, Exar sent Hifn a number of due diligence requests.

On October 29, 2008, the CEO of Company No. 1 contacted Mr. Sisto, seeking to renew discussions.

On October 30, 2008, representatives of Exar and Hifn met at Exar to allow Exar to conduct further due diligence in the areas of product marketing, technology and sales. Numerous follow up meetings, telephone conferences and communications related to business due diligence questions occurred thereafter from time to time through the signing of the Merger Agreement.

On October 30, 2008, Mr. Sisto outlined for the CEO of Company No. 1 a process to move forward. The CEO of Company No. 1 confirmed the process and that Company No. 1 would execute a standstill agreement.

Also on October 30, 2008, Mr. Sisto met with Company No. 6 to explore the possibility of taking Hifn private.

On October 31, 2008 the CEO of Company No. 1 met with Mr. Sisto to discuss a possible business combination of Hifn and Company No. 1. On November 6, Company No. 1 provided a form of standstill letter that it would be prepared to sign before the next meeting between the companies. On November 7, a director of Company No. 1 contacted a member of the Board and advised him that Company No. 1 would not sign a standstill agreement, so discussions with Company No. 1 ceased.

On November 11, 2008, representatives of DB contacted representatives of RBC to discuss next steps towards a possible business combination between Exar and Hifn.

On November 12, 2008, Mr. Rodriguez and Mr. Sisto had a telephone conference to discuss due diligence as well as the potential terms (including price) on which Exar might be willing to proceed with a strategic transaction, and representatives of each of DB and RBC also discussed a possible business combination between Exar and Hifn.

On November 12, 2008, Exar presented Hifn with a non-binding letter proposing that the parties proceed to engage in more extensive due diligence and attempt to negotiate a mutually agreeable definitive acquisition agreement. The letter summarized the basic terms on which such an agreement would be based and included a proposed exclusivity agreement. The terms specified included 60%/40% mixed Exar common stock/cash consideration (with no cash election alternative at that time), with an offer price range (which was in excess of a 40% premium to) Hifn’s closing price of $2.51 per share on November 11, 2008 and to the 30-day average stock price of $2.79 per share). The proposed exclusivity agreement called for a 45-day exclusivity period and did not provide Hifn with a “fiduciary out” to negotiate unsolicited superior offers.

On November 17, 2008, representatives of each of DB and RBC scheduled a due diligence meeting at Exar for November 24, 2008.

On November 19, 2008, Mr. Sisto was contacted by an investment bank about a possible combination with Company No. 7, but no further negotiations occurred.

On November 21, 2008, an investment banker left a voicemail with a representative of RBC inquiring about a possible business combination between Company No. 1 and Hifn, and on the next day representatives of RBC and that investment banker spoke about the possibility of renewing discussions between Company No. 1 and Hifn. This banker was not formally engaged by Company No. 1, but had discussed the combination with Company No. 1. Representatives of RBC advised the banker that Hifn would be willing to re-start discussions once a standstill agreement was in place.

On November 24, 2008, Hifn and Exar met at Exar’s offices to discuss financial due diligence matters.

On December 3, 2008, the Board met to discuss Exar’s draft term sheet. The Board instructed Mr. Sisto to negotiate various changes in the proposed terms with Exar, including obtaining board representation (to better protect the post-merger interests of the Stockholders receiving Exar common stock in the transaction), changing the consideration mix, shortening the exclusivity period from 45 to 10 days (since Exar had made it clear that it would not proceed without an exclusivity arrangement), and including a “fiduciary out” provision to the proposed exclusivity agreement to enable Hifn to negotiate unsolicited superior offers.

On December 4, 2008, Company No. 6 visited Hifn’s offices to receive a business and product overview.

On December 5, 2008, representatives of RBC sent to representatives of DB a mark-up of the Exar term sheet.

On December 9, 2008, Mr. Leza, Exar’s Chairman of the Board and Mr. Rodriguez, met with Mr. Sisto to discuss the potential strategic transaction. Mr. Leza and Mr. Rodriguez rejected Hifn’s request for two board seats, but stated that they would consider one seat and that Mr. Sisto join Exar’s board of directors following the closing of the transaction. Mr. Sisto reported this proposal to the Board at its next meeting.

On December 10, 2008, Mr. Sisto had a follow up meeting with Company No. 6 to discuss possible next steps towards a possible business combination between Company No. 6 and Hifn.

On December 11, 2008, Mr. Rodriguez and Mr. Sisto had a short meeting at a dinner event and discussed deal terms.

On December 13, 2008, representatives of each of RBC and DB held diligence discussions.

On December 18, 2008, Company No. 6 visited Hifn’s offices and conducted a review of Hifn’s three-year business model.

On December 18, 2008, representatives of RBC contacted Company No. 7 and Company No. 8 regarding interest in a possible transaction. Company No. 8 confirmed that it had no interest on January 8, 2009. Company No. 7 did not return the call. Also on December 18, 2008, Exar sent Hifn a revised term sheet, which noted that Exar was agreeable to allowing Stockholders to elect all cash consideration if they tendered into the Offer, and which proposed a 60%/40% Exar common stock/cash consideration mix and an offer price of $4.00 per share (with the term sheet noting that this offer price represented an 83% premium to the closing price of the Common Stock on that day and a 75% premium to the 30-day average Common Stock price of $2.29 per share).

On December 19, 2008, following a meeting of the Board, Hifn sent Exar a mark-up of the revised term sheet and proposed exclusivity agreement and Mr. Sisto and Mr. Rodriguez met to discuss deal terms.

On December 21, 2008, Hifn and Exar reached general agreement on proposed high level deal terms (including Exar’s proposal to offer $4.00 per share for all of the outstanding shares of Common Stock) and Hifn signed the exclusivity agreement, which included a “fiduciary out” provision enabling Hifn to negotiate any unsolicited superior offers.

Between December 21, 2008 and February 22, 2009, representatives of Exar and Hifn held multiple due diligence meetings, at which Hifn provided Exar with information about its business, products, operations, financial condition and results and organization. These diligence meetings included discussions of potential synergies and cost savings that could result from the possible transaction. During the same period, Hifn also provided diligence materials to Exar’s representatives, and the parties continued their discussions regarding the terms of the potential transaction. During this period, Exar provided Hifn with certain information regarding its business, products, operations, organization and financial condition and results.

On December 22, 2008, Exar and its advisors were given access to Hifn’s electronic data room.

On January 5, 2009, representatives of each of Exar, Hifn, RBC, DB and F&W, met to discuss transaction terms and due diligence matters, including steps to complete due diligence and negotiations of a definitive merger agreement.

On January 7, 2009, Mr. Rodriguez attended the 11th Annual Needham Growth Stock Conference in New York City, where he attended the presentation made by representatives of Hifn and afterwards Mr. Rodriguez and Mr. Walker, met briefly and discussed the status of the proposed transaction.

On January 7, 2009, an officer of Company No. 9 contacted Mr. Walker while he was in New York City to express an interest in Hifn. Mr. Walker declined to have a substantive discussion with that officer due to the exclusivity arrangement with Exar.

Also on January 7, 2009, Mr. Sisto was contacted by a representative of Company No. 6 to explore the next steps to developing a syndicate to take Hifn private. Mr. Sisto declined the offer to further such explorations due to the exclusivity arrangement with Exar.

On January 9, 2009, counsel to Exar, O’Melveny & Myers LLP (“OMM”), sent a proposed draft of the definitive merger agreement and a proposed draft of the tender and voting agreement to F&W. Also on January 9, 2009, Mr. Rodriguez and Mr. Sisto had a telephone conference to discuss due diligence results and remaining diligence work needed.

On January 14, 2009, F&W sent an initial response to the draft definitive merger agreement to OMM. The initial response noted that the deal protection provisions (which included a proposed 4.5% break-up fee and the adoption by Hifn of a stockholder rights plan upon signing the definitive merger agreement), expense reimbursement, tender offer conditions, definition of “material adverse effect,” certain representations and warranties and certain covenants were unacceptable to Hifn. The initial response also requested that Exar make additional representations and warranties to Hifn, given the proposed issuance of stock consideration in the transaction.

On January 16, 2009, Thomas Melendrez, Executive Vice President and General Counsel of Exar, met with representatives of OMM and F&W to discuss the draft definitive merger agreement. The discussion focused on the points raised in F&W’s initial response, and Exar agreed to certain concessions on the points raised, including with respect to certain issues related to conditions to the tender offer and deal protection provisions. Between January 16, 2009, and the signing of the definitive merger agreement, representatives of Exar and Hifn and their respect legal counsel negotiated the terms of the definitive merger agreement and the tender and voting agreement.

On January 16, 2009, an officer of Company No. 9 again contacted Mr. Walker to express an interest in Hifn. Mr. Walker again declined to have a substantive discussion with that officer due to the exclusivity arrangement with Exar.

On January 17, 2009, representatives of each of RBC and DB had a discussion regarding the relative movement of the parties’ respective stock prices and how the proposed premium might not be acceptable to the Board. Representatives of DB informed representatives of RBC that the current merger consideration being offered was the absolute maximum Exar was willing to pay for Hifn, so Hifn could choose to proceed under the current terms or decline to proceed with the proposed transaction.

On January 20, 2009, Mr. Sisto and Mr. Rodriguez had a phone call in which they agreed to cease negotiations, among other things, because of the parties’ apparent inability to reach agreement on certain high level deal terms. Mr. Sisto agreed, however, that, since there was a possibility that the parties would re-engage, Hifn would honor the existing exclusivity agreement until it expired.

On January 25, 2009, the CEO of Company No. 1 left a voicemail for Mr. Sisto and on January 27, two directors of Company No. 1 called Mr. Sisto. These calls were not returned due to the exclusivity arrangement with Exar.

On January 29, 2009, Hifn and Exar agreed to re-commence negotiations and Exar’s counsel circulated a revised draft of the merger agreement based on the discussions at the meeting on January 16, 2009.

On January 30, 2009, Mr. Rodriguez and Mr. Melendrez and representatives of Exar’s financial and legal advisors met with Mr. Sisto and Mr. Walker and representatives of Hifn’s financial and legal advisors at the offices of F&W to discuss and negotiate the terms of the definitive merger agreement.

On February 2, 2009, at a meeting of the Board, Mr. Sisto reviewed the status of various strategic initiatives being considered, including that of remaining an independent company. F&W advised the members of the Board of their fiduciary duties in this context. A discussion followed in which members of the Board questioned management and counsel. The Board gave direction to management and counsel on open deal points and next steps.

Also on February 2, 2009, after the term of the exclusivity agreement with Exar had lapsed, OMM and F&W participated in a telephonic conference call to further discuss and negotiate the terms of the definitive merger agreement and Exar requested that Hifn agree, within a limited time window, to a new exclusivity arrangement or Exar would cease negotiations.

On February 3, 2009, Mr. Sisto met with the CEO of Company No. 1 and two of its directors to discuss a possible business combination.

On February 3, 2009, Mr. Sisto and Mr. Rodriguez communicated further about the transaction.

On February 4, 2009, Mr. Sisto had breakfast with the CEO of Company No. 10 to discuss a possible business combination.

Later in the day on February 4, 2009, Mr. Sisto and Mr. Rodriguez spoke and Mr. Sisto agreed to a new exclusivity arrangement until February 6, 2009.

On February 5, 2009, Mr. Rodriguez and Mr. Sisto met for lunch and discussed the open issues on the definitive merger agreement and the results of Exar’s ongoing due diligence. Also on February 5, 2009, OMM sent a revised draft of the merger agreement to F&W based on the discussions at the meeting on February 2, 2009.

Also on February 5, 2009, Mr. Sisto received phone calls from Company No. 1 and Company No. 9, as did Mr. Walker, concerning possible interest in a business combination. These calls were not returned due to the exclusivity arrangement with Exar.

On February 6, 2009, in response to a request by Mr. Rodriguez, Mr. Sisto, after consulting with the Board, agreed to extend the exclusivity arrangement with Exar until February 13, 2009.

On February 8, 2009, the CEO of Company No. 1 left a voicemail for Mr. Sisto, to which Mr. Sisto did not respond because of the exclusivity arrangement with Exar.

On February 9, 2009, the Board met with representatives of RBC and F&W to discuss the proposed Exar transaction and various other strategic alternatives. Mr. Sisto reviewed progress on negotiating a definitive merger agreement with Exar. F&W reviewed a written summary (which had been previously circulated to the Board) of the then current draft of the definitive merger agreement, and various deal certainty issues, fiduciary duty matters and open issues, including the Board’s ability, under certain circumstances, to change its recommendation, accept an unsolicited superior proposal and terminate the proposed merger agreement, subject to certain payment and other obligations to Exar, as set out in and subject to the terms and conditions of the merger agreement. Representatives of RBC reviewed its analysis of the economic terms of the transaction, including the premium and the effect of the financial terms of the cash/stock consideration mix available to the Stockholders in the transaction. Mr. Sisto also reviewed the results of his market check activities after the exclusivity arrangement with Exar had expired, noting the potential challenges and risks associated with other possible transactions. Given that the Board concluded that this and prior market check activity had indicated that the Exar transaction offered the best prospect for a successful transaction at a valuation that would likely be acceptable to major Stockholders, the Board authorized Hifn management to commit to a new exclusivity arrangement with Exar and to continue negotiations with Exar on the definitive merger agreement.

Between February 11, 2009 and February 18, 2009, various members of Exar’s board of directors spoke with Mr. Sisto about Mr. Sisto joining Exar’s board of directors upon the closing of the proposed transaction.

On February 13, 2009, representatives of Exar met with representatives of each of Hifn and RBC to conduct further due diligence and to provide Hifn an opportunity to conduct additional due diligence with respect to Exar’s business, products, operations, operations and financial condition and results.

On February 13, 2009, the Board, together with representatives of each of RBC and F&W, again met to evaluate the proposed definitive merger agreement again. Mr. Sisto reported on the status of negotiations with Exar, including reviewing various open and resolved issues and the next steps through signing. Representatives of RBC and Mr. Sisto reported on the results of their due diligence investigation of Exar. F&W reviewed the then current draft of the definitive merger agreement, the proposed tender and voting agreement and the Board’s fiduciary duties. Directors questioned counsel as to terms of the definitive merger agreement bearing on the Board’s fiduciary duties. Given Exar’s demand for an extension of exclusivity and the results of Hifn’s market check, which in essence had been continuing in one form or another from April 2007 through February 2009, and which suggested that no other viable transaction was available in the relevant timeframe, the Board, after discussion, authorized Mr. Sisto to extend the exclusivity arrangement with Exar through Friday, February 20, 2009.

Also on February 13, 2009, the parties worked to resolve high level open points, including through Mr. Sisto and Mr. Rodriguez.

On February 17, 2009, Mr. Rodriguez and Mr. Sisto met to discuss various due diligence matters.

On February 19, 2009, representatives of DB contacted representatives of RBC to see if Hifn would agree to an all cash deal. Subsequently, Mr. Sisto and Mr. Rodriguez had a similar discussion regarding an all cash deal. Ultimately, the parties agreed to leave the transaction and the consideration mix unchanged.

On February 21, 2009, the Board, together with representatives of each of RBC and F&W, again met to evaluate the then current draft of the definitive merger agreement. Mr. Sisto reviewed the resolution of various negotiated points. Mr. Sisto and F&W reviewed key deal terms bearing on the Board’s fiduciary duties. F&W reviewed the updated summary of the merger agreement previously circulated to the Board. Representatives of RBC gave a presentation as to the economic and financial aspects of the transaction, including RBC’s analysis, which is summarized below under the section entitled “Opinion of the Company’s Financial Advisor, RBC Capital Markets Corporation,” supporting its opinion to the effect that the Mixed Consideration and the Cash Consideration to be received in the Offer and Merger, as applicable, was fair, from a financial viewpoint, to the Stockholders. The Board considered the fact that the implied value of the Mixed Consideration of $3.77 per share of Common Stock being offered by Exar represented a 50% premium (and that the Cash Consideration of $4.00 in cash per share of Common Stock represented a 59% premium) over the closing price of the Common Stock on the NASDAQ Global Market on February 20, 2009. In presenting its analysis to the Board, RBC noted that it did not use a discounted cash flow analysis, as it would not be meaningful or appropriate due, among other reasons, to the difficulty of reliably projecting operating results in the current uncertain and challenging economic environment, the unavailability of management projections beyond fiscal year 2010 and the fact that management did not in the ordinary course forecast more than two years into the future. RBC then rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing, that based on RBC’s experience as investment bankers, as of that date and subject to the assumptions and limitations set forth in its opinion, the Mixed Consideration and the Cash Consideration to be received in the Offer and the Merger, as applicable, was fair, from a financial point of view, to the Stockholders. RBC’s opinion is described further below under the section entitled “Opinion of the Company’s Financial Advisor, RBC Capital Markets Corporation.” The Board then discussed the merits and risks of the transaction and the reasons for the transaction, compared with the benefits and risks of remaining independent. Having concluded, through the negotiation process, that the consideration provided for in the Offer and under the Merger Agreement was the best price reasonably available to the Stockholders under the circumstances, the Board then unanimously determined that the transactions contemplated by the Merger Agreement were fair to, advisable and in the best interests of Hifn and the Stockholders, and the directors voted unanimously to approve the Offer and the Merger, and to approve the Merger Agreement and the other transactions contemplated thereby. The Board also voted unanimously to recommend that the Stockholders accept the Offer and tender their Shares in the Offer.

Also on February 21, 2009, the Compensation Committee of the Board adopted resolutions approving various Hifn compensatory arrangements, including those associated with the Exar transaction, as comporting with the safe harbor exemption from the best price rule provided for in Rule 14d-10(a)(2).

From February 21 through February 23, 2009, representatives of OMM and F&W finalized negotiations on the merger agreement and the tender and voting agreement.

On February 23, 2009, the board of directors of each of Hifn and Exar met and confirmed their respective approval of the Offer and the Merger and thereafter Exar, Purchaser and Hifn executed the Merger Agreement and issued a joint press release announcing that fact just after the closing of the NASDAQ Stock Market on that day.

On March 6, 2009, Exar commenced the Offer.

Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the Stockholders accept the Offer, tender their shares of Common Stock to Exar pursuant to the Offer and, if required by the DGCL, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of the DGCL, the Board consulted with Hifn’s senior management, legal counsel and financial advisor. The Board also consulted with outside legal counsel regarding the Board’s fiduciary duties, legal due diligence matters, and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors and the opinion of RBC discussed below, the Board concluded that entering into the Merger Agreement with Exar would yield the highest value reasonably available for our Stockholders and is in the best interests of our Stockholders.

The following discussion includes all material reasons and factors considered by the Board (which did not assign specific numerical weight, emphasis, or relative priority among those factors) in making its recommendation, but is not, and is not intended to be, exhaustive:

•

historical information regarding (i) Hifn’s business, financial performance and results of operations, (ii) market prices, volatility and trading activity with respect to the Common Stock, and (iii) market prices with respect to other industry participants and general market indices;

•

current information regarding (i) Hifn’s business, prospects, financial condition, operations, technology, products, services, management, competitive position and strategic business goals and objectives, (ii) general economic, industry and financial market conditions, and (iii) opportunities and competitive factors within Hifn’s industry;

•	historical information regarding Exar’s business and financial performance and market prices of Exar common stock;

•	current information regarding Exar’s business, prospects, financial condition, operations, technology, products, services, management and competitive position;

•

the prospects and likelihood of realizing superior benefits through remaining an independent company, risks associated with remaining an independent company, and possible alternative business strategies;

•

the potential for other third parties to enter into strategic relationships with or to seek to acquire Hifn, including a review of management’s dealings with other possible buyers in the past and assessment of the likelihood that a third party would offer a higher price than the price per share offered by Exar and the likelihood that stock consideration offered by another bidder would be as attractive as the partial stock consideration being offered by Exar to those Stockholders not electing to receive only cash;

•

the timing of the merger and the risk that if Hifn does not accept the Exar offer now (as provided for in the Merger Agreement), it may not have another opportunity to do so or a comparable opportunity;

•	the financial analyses presented by RBC to the Board;

•

the opinion of RBC that, as of February 21, 2009, subject to the assumptions and limitations set forth in its opinion, the Mixed Consideration and the Cash Consideration to be received in the Offer and the Merger, as applicable, was fair, from a financial point of view, to the Stockholders;

•

the fact that Hifn will no longer exist as an independent public company and the Stockholders will forego any future increase in its value as an independent public company that might result from its possible growth (together with the possibility of near and long term fluctuations in the value of Exar common stock to be issued in the Merger);

•

the possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on Hifn’s financial performance, operating results and stock price and Hifn’s relationships with customers, suppliers, other business partners, management and employees;

•

the fact that the Merger Agreement (i) precludes Hifn from actively soliciting competing acquisition proposals and (ii) obligates Hifn (or its successor) to pay Exar a termination fee of up to $2,200,000 under specified circumstances (and to reimburse Exar expenses up to $750,000 in certain other circumstances), which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

•

the fact that the Merger Agreement imposes restrictions on the conduct of Hifn’s business in the pre-closing period, which may adversely affect Hifn’s business in the event the Offer and the Merger is not completed (including by delaying or preventing Hifn from pursuing business opportunities that may arise or precluding actions that would be advisable if Hifn were to remain an independent company);

•

the risks involved with the Offer and the Merger and the likelihood that Hifn and Exar will be able to complete the Offer and the Merger, the possibility that the Offer and the Merger might not be consummated and Hifn’s prospects going forward without the combination with Exar;

•	the substantial transaction expenses to be incurred in connection with the Merger and the negative impact of such expenses on Hifn’s cash reserves and operating results;

•	the availability of appraisal rights to the Stockholders in connection with the Merger;

•

all known interests of directors and executive officers of Hifn in the Offer and the Merger that may be different from, or in addition to, their interests as Stockholders or the interests of other Stockholders generally; and

•	all other factors the Board deems relevant.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, the Company and all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender all Common Stock held of record or beneficially (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge) by them pursuant to the Offer and to vote such Common Stock in favor of the Merger (including the adoption of the Merger Agreement). The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, each member of the Board and certain officers of the Company (in their capacities as Stockholders), consisting of Messrs. Johnson, Elgamal, Noling, Whiting, Sisto, Walker, Matze, Yang, Wang, and Goldgof, entered into the Tender and Voting Agreement with Exar and Purchaser that, among other things (i) obligates them to tender all their outstanding shares of Common Stock to Exar in the Offer and not withdraw such tendered shares at any time, (ii) restricts the transfer of their Common Stock in certain respects and (iii) obligates them to vote their Common Stock in favor of the Merger (including adoption of the Merger Agreement) and against any action or agreement which would impede or interfere with, or prevent, the Merger. The number of shares owned by the Stockholders that entered into the Tender and Voting Agreement (excluding the shares issuable upon exercise of outstanding stock options or vesting of restricted stock unit awards) represents approximately 5.2% of the issued and outstanding Common Stock as of February 26, 2009.

(d) Opinion of the Company’s Financial Advisor, RBC Capital Markets Corporation.

Hifn retained RBC to act as the Board’s financial advisor with respect to a possible merger, sale or other business combination of Hifn. In connection with that engagement, the Board requested that RBC evaluate the fairness, from a financial point of view, of the Cash Consideration and the Mixed Consideration to be received for the shares of Common Stock tendered in the Offer and the Merger (the “Shares”), as applicable (collectively, the “Transaction”). On February 21, 2009, RBC rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing, that based on RBC’s experience as investment bankers, as of that date and subject to the following and the assumptions and limitations set forth in its opinion, the Offer Price was fair, from a financial point of view, to holders of Shares. The full text of RBC’s written opinion, which sets forth material information relating to such opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by RBC, is attached as Annex II hereto. RBC’s opinion was approved by the RBC Fairness Opinion Committee. This summary of RBC’s opinion is qualified in its entirety by reference to the full text of the opinion. We urge you to read RBC’s opinion carefully in its entirety.

RBC’s opinion was provided for the information and assistance of the Board in connection with their consideration of the Transaction. RBC’s opinion does not address the merits of Hifn’s underlying decision to engage in the Transaction or the relative merits of the Transaction or the Merger Agreement compared to any alternative business strategy or transaction in which Hifn might engage. RBC’s opinion and the analyses performed by RBC in connection with its opinion and reviewed with the Board were only two of the many factors taken into consideration by the Board in making its determination to approve the Transaction. RBC expressed no opinion and made no recommendation to any Stockholder as to how such Stockholder should tender their Shares in the Offer, elect with respect to the Offer Price, or how any such Stockholder should vote at the Stockholders’ meeting, if any, held in connection with the Merger.

RBC’s opinion addressed solely the fairness of the Offer Price, from a financial point of view, to holders of Shares and did not in any way address other terms or arrangements of the Transaction or the Merger Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Merger Agreement. RBC did not express any opinion as to the prices at which Shares or Exar common stock will trade following the announcement or consummation of the Transaction. Further, in rendering its opinion, RBC expressed no opinion about the fairness of the amount or nature of the compensation to any of Hifn’s officers, directors, or employees, or class of such persons, relative to the compensation to holders of Shares.

In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of all information that was publicly available to RBC and all of the financial, legal, tax, operating, and other information provided to or discussed with it by Hifn and Exar, as applicable (including, without limitation, the financial statements and related notes thereto), and, upon assurances of the management of Hifn that they are not aware of any relevant information that has been omitted or that was undisclosed, and RBC did not assume responsibility for independently verifying, and did not independently verify, such information. RBC assumed that the financial projections and forecasts of Hifn prepared by the management of Hifn were reasonably prepared reflecting the best currently available estimates and good faith judgments of Hifn’s management as to the expected future financial performance of Hifn. RBC expressed no opinion as to those financial projections and forecasts or the assumptions on which they were based. RBC did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of Hifn, and RBC was not furnished with any such valuations or appraisals. In addition, RBC did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Hifn. Additionally, RBC did not investigate, and made no assumptions regarding, any litigation or other claims affecting Hifn.

In rendering its opinion, RBC assumed, in all respects material to its analysis, that all conditions to the consummation of the transactions contemplated by the Merger Agreement would be satisfied without waiver thereof. RBC assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction. RBC further assumed that the executed version of the Merger Agreement would not differ, in any respect material to its opinion, from the latest draft of the Merger Agreement that RBC received on February 17, 2009.

RBC’s opinion spoke only as of the date it was rendered, was based on the conditions as they existed and information with which RBC was supplied as of such date, and was without regard to any market, economic, financial, legal or other circumstances or events of any kind or nature which may exist or occur after such date.

RBC has not undertaken to reaffirm or revise its opinion or otherwise comment on events occurring after the date of its opinion and does not have an obligation to update, revise or reaffirm its opinion. Unless otherwise noted, all analyses were performed based on market information available as of February 20, 2009, the last trading day preceding the delivery of RBC’s opinion.

For the purposes of rendering its opinion, RBC undertook such review and inquiries it deemed necessary and appropriate under the circumstances, including:

•	reviewed the terms of the draft merger agreement dated February 17, 2009;

•

reviewed and analyzed certain publicly available financial and other data with respect to Hifn and certain other relevant historical operating data relating to Hifn made available to RBC from published sources and from the internal records of Hifn;

•	reviewed and analyzed certain publicly available financial and other data with respect to Exar;

•	reviewed financial projections and forecasts of Hifn, prepared by the management of Hifn;

•

conducted discussions with members of the senior management and representatives of Hifn with respect to the business and prospects of Hifn before and after giving effect to the transactions contemplated by the Merger Agreement; and

•	performed other studies and analyses as RBC deemed appropriate.

In arriving at its opinion, in addition to reviewing the matters listed above, RBC performed the following analyses:

•	compared the financial metrics of selected precedent transactions with the financial metrics implied by the Offer Price;

•	compared selected market valuation metrics of Hifn and other comparable publicly-traded companies with the financial metrics implied by the Offer Price; and

•	compared the premiums paid on selected precedent transactions with the premium implied by the Offer Price.

In connection with the rendering of its opinion to the Board, RBC reviewed with the Board the analyses listed above and other information material to the opinion. In presenting its opinion to the Board, RBC noted that it did not use a discounted cash flow analysis, as it would not be meaningful or appropriate due, among other reasons, to the difficulty of reliably projecting operating results in the current uncertain and challenging economic environment, the unavailability of management projections beyond fiscal year 2010 and the fact that management did not in the ordinary course forecast more than two years into the future.

Set forth below is a summary of the analyses used by RBC, including information presented in tabular format. To fully understand the summary of the analyses used by RBC, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis. For the purpose of RBC’s analyses, valuation multiples greater than 100x or with negative earnings before interest, taxes, depreciation and amortization adjusted for non-recurring, one-time items and stock-based compensation (“EBITDA”) were deemed not meaningful (“NM”) and unavailable metrics were deemed not available (“NA”). In addition, for all purposes of its analyses summarized in this section, RBC defined enterprise value (“EV”) as equity value plus total debt, preferred stock and minority interest less cash, cash equivalents and marketable securities.

For purposes of the analyses summarized below, the “implied value” of the Mixed Consideration is equal to the value of the Mixed Consideration as of February 20, 2009, the last trading day before the date of the RBC opinion. Based upon the closing price per share of Exar common stock of $6.14 on February 20, 2009, the exchange ratio of 0.3529 shares of Exar common stock per Share in the Mixed Consideration, and the cash consideration of $1.60 per Share in the Mixed Consideration, RBC noted that the implied value of the Mixed Consideration was $3.77 per Share.

Comparable Precedent Transaction Analysis. RBC prepared a comparable precedent transaction analysis, which compared selected financial data for Hifn with comparable financial data for a group of publicly-announced merger and acquisition transactions that RBC deemed for purposes of its analysis to be comparable to the Transaction. In selecting comparable precedent transactions, RBC considered mergers and acquisitions publicly announced between January 1, 2006 and February 20, 2009 in the semiconductor sector. Based on these criteria, RBC analyzed the following transactions:

Acquiror	Target
CSR	SiRF
Novafora	Transmeta
Cypress Semiconductor	Simtek
ON Semiconductor	Catalyst Semiconductor
TranSwitch	Centillium
Diodes Incorporated	Zetex plc
TriQuint Semiconductor	WJ Communications
Imperium Partners Group	ESS Technology
Freescale	SigmaTel
STMicroelectronics	Genesis Microchip
Exar	Sipex
Fairchild Semiconductor	System General
NVIDIA	PortalPlayer
Microsemi	PowerDsine
Sirenza Microdevices	Micro Linear

In this analysis, RBC compared the EV in the Transaction based on the implied value of the Mixed Consideration as a multiple of Hifn’s last twelve months (“LTM”) revenue (“LTM Revenue”) and as a multiple of Hifn’s LTM EBITDA with the EVs in the precedent transactions as a multiple of the target company’s LTM Revenue and as a multiple of the target company’s LTM EBITDA .

For the purpose of calculating the multiples, LTM Revenue and LTM EBITDA were derived from the actual revenue and EBITDA of Hifn and the target companies in the last twelve months prior to the announcement of the Transaction and the precedent transactions, respectively. Financial data regarding the precedent transactions was taken from the SEC and other public filings, Wall Street research, Dealogic, FactSet, and Bloomberg.

The following table compares the EV in the Transaction based on the implied value of the Mixed Consideration as a multiple of Hifn’s LTM Revenue and LTM EBITDA with the corresponding median and mean EVs in the precedent transactions as a multiple of the target company’s LTM Revenue and LTM EBITDA:

	Precedent Transactions				Hifn
	Min.	Median	Mean	Max.	(Based on Implied Value of Mixed Consideration)
EV as a multiple of:
LTM Revenue	0.1x	1.2x	1.5x	5.4x	0.6x
LTM EBITDA	4.3x	6.2x	7.9x	13.1x	NM

RBC noted that Hifn’s LTM Revenue multiple implied by the implied value of the Mixed Consideration was within the range of observed transactions, but was below the median and mean multiples found in the selected precedent transactions analyzed. RBC further observed that Hifn’s LTM EBITDA multiple was deemed NM because Hifn had negative LTM EBITDA.

Comparable Public Company Analysis. RBC prepared a comparable public company analysis, which compared selected financial data for Hifn with comparable financial data for a group of publicly-traded companies that RBC deemed for purposes of its analysis to be comparable to Hifn. In selecting publicly-traded companies, RBC considered comparable companies (i) focused primarily in the semiconductor communication, wireless area network and storage/subsystem sectors and (ii) with a similar operational size. Based on these criteria, RBC reviewed the relevant metrics of the following publicly-traded companies (with their metrics adjusted as applicable, in four cases, to reflect recently-completed or pending acquisitions and dispositions):

•	PMC-Sierra;

•	Netlogic Microsystems;

•	Cavium;

•	Exar;

•	Applied Micro Circuits;

•	Vitesse;

•	Transwitch Corp;

•	Zarlink Semiconductor;

•	Mindspeed Technologies;

•	LSI;

•	Qlogic;

•	Brocade Communications;

•	Emulex;

•	Adaptec;

•	Techwell Inc.;

•	PLX Technology;

•	Intellon;

•	Tundra Semiconductor;

•	Quicklogic Corp.;

•	Leadis Technology; and

•	Pixelworks.

In this analysis, RBC compared the EV of Hifn based on the implied value of the Mixed Consideration, expressed as multiples of Hifn’s calendar year 2007, calendar year 2008, and projected calendar year 2009 revenue and EBITDA to the respective median and mean EVs of the comparable companies based on the publicly reported closing prices of their common stock on February 20, 2009, expressed as multiples of calendar year 2007, calendar year 2008, and projected calendar year 2009 revenue and EBITDA. Projected revenue and EBITDA for calendar year 2009 were based on estimates from Hifn management in the case of Hifn and, in the case of the comparable companies, on Wall Street research and ThomsonOne Analytics consensus estimates.

The following table presents Hifn’s implied EV-to-revenue and EV-to-EBITDA multiples, and the corresponding multiples for the comparable companies, for the periods reviewed by RBC in connection with its analysis:

	Comparable Companies					Hifn
	Min.		Median	Mean	Max.	(Based on Implied Value of Mixed Consideration)
EV as a multiple of:
2007A Revenue	(0.5x	)	0.4x	0.9x	5.9x	0.5x
2008A Revenue	(1.0x	)	0.4x	0.7x	3.7x	0.6x
2009E Revenue	(1.6x	)	0.6x	0.7x	3.5x	0.6x

EV as a multiple of:
2007A EBITDA	(0.6x	)	5.0x	7.9x	38.9x	4.5x
2008A EBITDA	(0.8x	)	3.1x	5.2x	17.0x	NM
2009E EBITDA	(1.0x	)	6.8x	16.7x	52.3x	15.4x

RBC noted that, based on the implied value of the Mixed Consideration and the publicly reported closing prices of the comparable companies’ common stock on February 20, 2009: (1) Hifn’s EV-to-revenue multiples for the calendar year 2007, the calendar year 2008 and the projected calendar year 2009 were within the observed range and between the median and mean EV-to-revenue multiples of the comparable companies analyzed; and (2) Hifn’s EV-to-EBITDA multiples for the calendar year 2007 was within the observed range of multiples, but below the median and mean EV-to-EBITDA multiples for the calendar year 2007 of the comparable companies analyzed; Hifn’s EV-to-EBITDA multiple for the calendar year 2008 was NM; and Hifn’s EV-to-EBITDA multiple for the projected calendar year 2009 was within the observed range of multiples and between the median and mean EV-to-EBITDA multiples of the comparable companies analyzed.

Premiums Paid Analysis. RBC prepared a premiums paid analysis, which compared the premiums payable in the Transaction based on the implied value of the Mixed Consideration to the premiums paid in selected publicly-announced merger and acquisition transactions in the U.S. technology industry. The transactions selected for the premiums paid analysis were a different and broader group of transactions than those selected for the comparable precedent transaction analysis. In selecting precedent transactions for the premiums paid analysis, RBC considered U.S. technology transactions with public target companies and deal values between $20 million and $200 million that were announced between January 1, 2006 and February 20, 2009. RBC performed this analysis taking into account the trading prices of the Common Stock during periods it considered relevant ending on February 20, 2009, the last trading day prior to RBC delivering its analysis with respect to the fairness of the Offer Price, from a financial point of view, to the Stockholders.

RBC compared (x) the premiums payable in the Transaction by dividing the implied value of the Mixed Consideration by Hifn’s “spot” stock price one day, one week, and one month prior to February 20, 2009 and “average” stock price one week and one month prior to February 20, 2009, to (y) the spot and average price premiums over the same periods for the target companies in the selected precedent transactions. RBC noted that it believed the premium payable in the Transaction as of December 12, 2008 represents an “unaffected” premium equal to the quotient by dividing the implied value of the Mixed Consideration by the Common Stock’s price one trading day prior to December 15, 2008, which was the date on which Adaptec filed a Schedule 13D. The following table summarizes this analysis:

	Premiums Paid Analysis
	Precedent Transactions				Hifn
	Min.	Median	Mean	Max.	(Based on Implied Value of Mixed Consideration)
Spot Premiums
1 Day	(1.1)%	35.1%	42.5%	134.4%	49.5%
1 Week	(1.4)%	36.4%	43.9%	129.3%	29.0%
1 Month	(8.0)%	34.4%	42.9%	121.4%	24.3%
Average Premium
1 Week	(1.5)%	36.0%	43.8%	131.0%	36.9%
1 Month	0.5%	36.8%	42.3%	128.0%	23.8%

December 12, 2008					79.4%

RBC noted that during the measuring period ending February 20, 2009, the spot one day, one week and one month premiums payable in the Transaction based on the implied value of the Mixed Consideration were within the observed ranges, but the one week and one month spot premiums were below both the median and mean of the premiums paid in the selected precedent transactions analyzed. The one day spot premium payable in the Transaction based on the implied value of the Mixed Consideration was above both the median and mean spot premiums paid in the selected precedent transactions analyzed. RBC also noted that during the measuring period ending February 20, 2009, the average one week and one month premiums payable in the Transaction based on the implied value of the Mixed Consideration were within the observed ranges, the average one week premium payable in the Transaction based on the implied value of the Mixed Consideration was between the median and mean, and the average one month premium payable in the Transaction based on the implied value of the Mixed Consideration was below both the median and mean of the premiums paid in the selected precedent transactions analyzed. RBC further noted that the “unaffected” premium payable in the Transaction based on the implied value of the Mixed Consideration on December 12, 2008 was 79.4%.

Overview of Analyses; Other Considerations. In reaching its opinion, RBC did not assign any particular weight to any one analysis or the results yielded by that analysis. Rather, having reviewed these results in the aggregate, RBC exercised its professional judgment in determining that, based on the aggregate of the analyses used and the results they yielded, the Offer Price was fair, from a financial point of view, to the holders of Shares. RBC believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analyses and, accordingly, also made qualitative judgments concerning differences between the characteristics of Hifn and the Transaction and the data selected for use in its analyses, as further discussed below.

No single company or transaction used in the above analyses as a comparison is identical to Hifn or the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses, or transactions analyzed. The analyses were prepared solely for purposes of RBC providing an opinion as to the fairness of the Offer Price, from a financial point of view, to the holders of Shares and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The opinion of RBC as to the fairness to the holders of Shares, from a financial point of view, of the Offer Price was necessarily based upon market, economic, and other conditions that existed as of the date of its opinion and on information available to RBC as of that date.

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion RBC reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions RBC reached are based on all the analyses and factors presented, taken as a whole, and also on application of RBC’s experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. RBC therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analyses. RBC therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

In connection with its analyses, RBC made, and was provided by Hifn’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Hifn’s control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Hifn or its advisors, none of Hifn, RBC or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

Hifn selected RBC to render its opinion based on RBC’s experience in mergers and acquisitions and in securities valuation generally. The Board, in selecting RBC as its financial advisor and in receiving and taking into consideration RBC’s opinion dated February 21, 2009, was aware of the fact that, under an engagement agreement entered into between Hifn and RBC on February 20, 2007, RBC had rendered financial advisory services to Hifn in connection with a possible transaction or series of transactions involving Hifn, including participation in the process of evaluating potential strategic transactions described under “The Solicitation or Recommendation – Background and Reasons for the Recommendation.” The Board is further aware that Hifn terminated the February 20, 2007 engagement letter. Hifn later re-engaged RBC to provide financial advisory services under an engagement agreement dated April 25, 2008 which incorporated, but in certain respects amended, the provisions of the prior engagement agreement. Hifn determined that RBC’s prior services did not preclude, but rather they supported, the re-engagement of RBC as its financial advisor.

RBC, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of Hifn and/or Exar and receive customary compensation, and may also actively trade securities of Hifn and/or Exar for its own account and the accounts of its customers, and, accordingly, RBC and its affiliates, may hold a long or short position in such securities.

Under its April 25, 2008 engagement agreement with Hifn, RBC became entitled to receive a fee of $300,000 upon the delivery of its February 21, 2009 opinion to the Board regarding the fairness to the holders of Shares, from a financial point of view, of the Offer Price, which is not contingent upon the successful completion of the Transaction. In addition, for RBC’s services as financial advisor to Hifn in connection with the Transaction, if the Offer and the Merger is successfully completed, RBC will receive an additional larger fee based on the formula set forth in its engagement agreement (which is based on a formula tied to “Aggregate Transaction Value,” as defined in the April 25, 2008 engagement agreement) of approximately $750,000. In the event that the Transaction is not completed, the term of RBC’s engagement expires, or RBC’s engagement is terminated by Hifn and Hifn consummates at any time thereafter, pursuant to a definitive agreement or letter of intent or other evidence of commitment entered into during the term of RBC’s engagement or during the six months following such term RBC will be entitled to a specified “Transaction Fee” based on the “Aggregate Transaction Value” of such other transaction (all as specified in RBC’s engagement agreement with Hifn dated April 25, 2008). In addition, Hifn agreed to indemnify RBC for certain liabilities that may arise out of its engagement and to reimburse the reasonable out-of-pocket expenses incurred by RBC in performing its services (subject to a limit which may not be exceeded without Hifn’s consent). The terms of the engagement letter were negotiated at arm’s-length between Hifn and RBC and the Board was aware of this fee arrangement at the time of its approval of the Merger Agreement. RBC received a $100,000 retainer from Hifn in 2007 and has not received any fees from Exar, will not receive any fees from Exar relating to the Transaction, and does not have any agreement or understanding with Exar or Hifn regarding any other services to be performed now or in the future, other than pursuant to its engagement described above.

ITEM 5.	Persons/Assets Retained, Employed, Compensated or Used.

Effective February 20, 2007, the Company engaged RBC to act as its financial advisor in connection with the possible sale of all or a portion of the Company. The Company selected RBC as its financial advisor because RBC is an internationally recognized banking firm with substantial experience in transactions similar to the Offer and the Merger. Pursuant to the terms of a letter agreement dated April 25, 2008, the Company agreed to pay RBC a transaction fee, all of which is payable upon consummation of the Offer and Merger. In addition, the Company agreed to pay RBC a fairness opinion fee, which was payable upon delivery of such opinion, and to reimburse RBC for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify RBC and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

ITEM 6.	Interest in Securities of the Subject Company.

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

(a) On February 23, 2009, each member of the Board and certain officers of the Company (in their capacities as Stockholders), consisting of Messrs. Johnson, Elgamal, Noling, Whiting, Sisto, Walker, Goldgof, Matze and Yang, entered into the Tender and Voting Agreement, as discussed in Item 3(b) above.

(b) On February 2, 2009, Messrs. Johnson, Elgamal and Noling, each a non-employee member of the Board of Directors of the Company, were automatically granted stock options to purchase 10,000 shares of Common Stock at an exercise price of $3.04 per share, pursuant to the terms of the 1996 Plan.

ITEM 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are in process by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are in process by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.	Other Material Information.

(a) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser following the Acceptance Time, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than through election of such persons to the Board at a meeting of the Stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(b) Top-up Option.

Pursuant to the terms of the Merger Agreement, the Company granted Exar an irrevocable option (the “Top-Up Option”), exercisable only after the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement, to purchase up to that number of shares of Common Stock (the “Top-Up Option Shares”) that, when added to the number of shares of Common Stock owned by Exar at the time of such exercise, shall constitute one share more than a number of shares equal to 90% of the outstanding shares of Common Stock (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price; provided, however, that in no event shall the Top-Up Option be exercisable (i) unless immediately after the exercise and the issuance of the Top-Up Option Shares, Purchaser would be permitted to consummate a Short-Form Merger (the “Threshold Event”), (ii) for a number of shares of Common Stock in excess of the Company’s total authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under the Company option plans as though such shares were outstanding), or (iii) if such exercise of the Top-Up Option or the issuance of the Top-Up Option Shares pursuant thereto is prohibited by, or requires Stockholder approval under, any applicable law, rule, regulation, order, injunction or other legal impediment or is otherwise illegal.

(c) Vote Required to Approve the Merger and DGCL Section 253

The Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, the number of shares of Common Stock that would permit the Threshold Event, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger. The Merger Agreement provides that if the adoption of the Merger Agreement by the Stockholders is required by the DGCL, the Company will, as soon as practicable following the Acceptance Time and the expiration of any subsequent offering period, prepare and file with the Securities and Exchange Commission (the “SEC”) and mail to the Stockholders, a proxy or information statement relating to the adoption of the Merger Agreement by the Stockholders (the “Proxy Statement”) in preliminary form and, if required by any statute, law (including common law), ordinance, rule or regulation (“Law”), Exar shall prepare and file with the SEC a post-effective amendment to the Form S-4 or, if required by Law, a new Registration Statement on Form S-4 (such post-effective amendment or new Registration Statement, the “Merger Form S-4”), in which the Proxy Statement will be included as a prospectus. Each of the Company and Exar shall use its best efforts to have the Merger Form S-4 declared effective under the Securities Act of 1933, as amended (the “Act”) as promptly as practicable after such filing. The Company shall use its best efforts to cause the Proxy Statement to be mailed to the Stockholders as promptly as practicable after the Merger Form S-4 is declared effective under the Act. If the adoption the Merger Agreement is required by Law, Hifn will establish a record date for, duly call, give notice of, convene and hold a meeting of the Stockholders for the purpose of obtaining approval by the Stockholders of the adoption of the Merger Agreement (the “Stockholders Meeting”), and the Company shall, through the Board, recommend that the Stockholders approve and adopt the Merger Agreement and the Merger, and take all action that is both reasonable and lawful to solicit from the Stockholders proxies in favor of adopting the Merger Agreement and shall take all other action reasonably necessary or advisable to secure the approval of the Stockholders of the adoption of the Merger Agreement in any such case in connection with the Stockholders Meeting. The recommendation of the Board is that the Stockholders tender their shares into the Offer and that the Stockholders vote their Shares in favor of the adoption of the Merger Agreement in accordance with the DGCL.

(d) State Takeover Laws.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” As the Board approved the Offer and the Merger, Section 203 of the DGCL is not applicable to the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Neither Exar, Purchaser nor the Company has analyzed whether any of these laws will, by their terms, apply to the Offer or the Merger or has attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Exar, Purchaser and/or the Company may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any shares of Common Stock tendered in the Offer.

(e) Antitrust.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice and the FTC, and certain waiting period requirements have been satisfied. Pursuant to an exemption from the HSR Act, these requirements do not apply to the purchase of Common Stock pursuant to the Offer.

Under the laws of certain foreign nations and multinational authorities, the transaction may not be completed or control may not be exercised unless certain filings are made with these nations’ antitrust regulatory authorities or multinational antitrust authorities, and these antitrust authorities approve or clear closing of the transaction. Other foreign nations and multinational authorities have voluntary and/or post-merger notification systems.

Private parties (including individual states) may also bring legal actions under the antitrust laws. Exar and the Company do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws; however, a challenge to the Offer on antitrust grounds may be made, and if such a challenge is made, the result of any such challenge is not known.

(f) Appraisal Rights.

The Offer does not entitle Stockholders to appraisal rights with respect to the Shares.

The Merger does entitle Stockholders to appraisal rights with respect to their Shares. If the Merger is consummated, holders of Shares at the effective time of the Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. Under Section 262, Stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, at a rate equal to 5% over the federal reserve discount rate (including any surcharge) compounded quarterly, unless the court in its discretion determines otherwise for good cause shown. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per share of Shares to be paid in the Merger.

The foregoing summary of Section 262 of the DGCL does not purport to be complete and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, which is set forth in Annex E of the Prospectus. Stockholders who may wish to exercise appraisal rights under Delaware law are urged to consult legal counsel for assistance in exercising their rights. Failure to comply completely and on a timely basis with all requirements of Section 262 for perfecting appraisal rights will result in the loss of those rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH, INCLUDING THE TEXT OF SECTION 262 OF THE DGCL, BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE CONSIDERATION PAID IN THE OFFER THEREFOR.

ITEM 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Prospectus, dated March 5, 2009.*†

(a)(1)(B)	Form of Letter of Election and Transmittal.*†

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Bankers, Trust Companies and Other Nominees.*†

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Bankers, Trust Companies and Other Nominees.*†

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*†

(a)(1)(F)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(G)	Joint press release issued by Exar and the Company dated February 23, 2009 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 25, 2009).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Statement).†

(a)(2)(A)	Letter to Stockholders from the President and Chief Executive Officer of the Company, dated March 5, 2009.†

(a)(5)	Opinion of RBC Capital Markets Corporation to the Board, dated February 21, 2009 (incorporated by reference to Annex II attached to this Statement).†

(e)(1)	Agreement and Plan of Merger, dated as of February 23, 2009, by and among the Company, Exar and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 25, 2009).

(e)(2)	Tender and Voting Agreement, dated February 23, 2009, by and among Exar, Purchaser and each of the members of the Board and certain officers of the Company (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 25, 2009).

(e)(3)	Amended and Restated 2001 Nonstatutory Stock Option Plan of the Company, (incorporated by reference to Exhibit 10.18 of the Annual Report on Form 10-K filed by the Company with the SEC on November 14, 2008).

(e)(4)	Form of Executive Officer Change of Control Agreements, between the Company and each of Messrs. Yang, Goldgof, Matze and Wang, (incorporated by reference to Exhibit 10.17 of the Form 10-12G filed by the Company with the SEC on August 8, 1998).

(e)(5)	Form of Severance and Change of Control Agreement, between the Company and each of Messrs. Walker, Flageollet and Whiting (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on May 19, 2008).

(e)(6)	Employment Agreement, dated February 6, 2007, between the Company and Albert E. Sisto (incorporated by reference to Exhibit 10.38 of the Quarterly Report on Form 10-Q filed by the Company on May 5, 2007).

(e)(7)	Employment Agreement, dated July 19, 2007, between the Company and John E.G. Matze (incorporated by reference to Exhibit 10.24 of the Annual Report on Form 10-K filed by the Company on November 14, 2007).

(e)(8)	Confidentiality and Non-disclosure Agreement, dated as of September 10, 2008, by and between Exar and the Company.

Exhibit No.	Description
(e)(9)	Exclusivity Letter Agreement, dated December 21, 2008, between Exar and Hifn.

(e)(10)	Employment Letter Agreement, dated February 23, 2009, between Exar and John E.G. Matze.**

(e)(11)	Employment Letter Agreement, dated February 23, 2009, between Exar and Jiebing Wang, Ph.D.**

(e)(12)	Employment Letter Agreement, dated February 23, 2009, between Exar and Douglas L. Whiting, Ph.D.**

(e)(13)	Amended and Restated 1996 Equity Incentive Plan of the Company, (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed by the Company with the SEC on November 14, 2008).

(e)(14)

Amended and Restated 1998 Employee Stock Purchase Plan of the Company, as amended on February 21, 2008, (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form

10-Q filed by the Company with the SEC on May 5, 2008).

(g)	None.

*	Incorporated by reference to the Registration Statement on Form S-4 filed by Exar on March 5, 2009.
**	Incorporated by reference to the Schedule TO filed by Exar on March 5, 2009.
†	Included in materials mailed to the Stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2009	HI/FN, INC.

	By:	/S/ ALBERT E. SISTO
	Name:	Albert E. Sisto
	Title:	Chairman and Chief Executive Officer

Annex I

hi/fn, inc.

750 UNIVERSITY AVENUE

LOS GATOS, CA 95032

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 6, 2009, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of hi/fn, inc. (“Hifn” or the “Company”) with respect to the tender offer by Hybrid Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Exar Corporation (“Exar”), a Delaware corporation, to the holders of record of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Hifn. You are receiving this Information Statement in connection with the possible election of persons designated by Exar to a majority of the seats on the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated February 23, 2009 (the “Merger Agreement”), by and among the Company, Exar and Purchaser.

Pursuant to the Merger Agreement, Purchaser commenced a tender offer on March 6, 2009, in which it has offered to purchase all of the issued and outstanding shares of Common Stock at a purchase price of, at the election of each holder of Common Stock, either (i) $4.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”) or (ii) 0.3529 shares of Exar common stock and $1.60 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Mixed Consideration” together with the Cash Consideration, the “Offer Price”), upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange (the “Prospectus”), which is part of the Registration Statement on Form S-4 (the “Form S-4”) filed by Exar on March 5, 2009 in connection with the offer and sale of Exar common stock to holders of shares of Common Stock, and the related Letter of Election and Transmittal (the “Letter of Election and Transmittal”) (which, together with the Prospectus, constitutes the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City Time, at the end of April 2, 2009; at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Prospectus and the Letter of Election and Transmittal have been mailed to the Company stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Exar and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 5, 2009.

The Offer is being made pursuant to the Merger Agreement, which provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”) and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the terms of the Offer will be converted into the right to receive 0.3529 shares of Exar common stock and $1.60 per share, net to the seller in cash, without interest and less any applicable withholding taxes (other than Common Stock held by (a) Purchaser, Exar, any Exar subsidiary, or the Company or any subsidiary of the Company, which will be canceled without consideration, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL). The consummation of the Merger is also subject to customary closing conditions. If Purchaser achieves ownership of 90% of the issued and outstanding Common Stock through the Offer or the exercise of the Top-up Option (as described in the Schedule 14D-9), it may effect the Merger as a short-form merger without additional approval of the Merger by the Company stockholders (the “Stockholders”). Otherwise, the Company will be required to hold a special meeting of stockholders to obtain stockholder approval of the Merger and the Merger Agreement. Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Exar (the Company after the Effective Time is referred to in this Statement as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement provides that promptly after such time as Purchaser accepts for payment the shares of Common Stock validly tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”) and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Purchaser shall be entitled to designate such number of directors on the Board as will give Purchaser representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Board (after giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) such number of shares of Common Stock so accepted for exchange plus the number of shares of Common Stock otherwise owned by Exar, Purchaser or any other subsidiary of Exar bears to (B) the total number of shares of Common Stock outstanding, and the Company shall, at such time, cause Purchaser’s designees to be so elected; however, in the event that Purchaser’s designees are appointed or elected to the Board, until the Effective Time the Board shall have at least three directors who are directors on the date hereof and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the U.S. federal securities laws) of Exar or Purchaser (one or more of such directors, the “Independent Directors”) and the size of the Board shall be such that Purchaser’s designees constitute at least a majority of the members of the Board. At such time the Company shall also cause individuals designated by Purchaser to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board and (ii) each board of directors (or similar body) of each subsidiary of the Company identified by Purchaser that represents the same percentage as such individuals represent on the Board. Subject to applicable Law, the Company shall take all action requested by Exar or Purchaser necessary to effect any such election, including mailing this Information Statement to the Stockholders with the mailing of the Schedule 14D-9. In connection with the foregoing, the Company shall promptly take all action necessary to accomplish the foregoing, including at the option of Purchaser, increasing the size of the Board or obtaining the resignation of such number of its current directors as is necessary to enable Purchaser’s designees to be elected or appointed to the Board as provided above.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the information contained in this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Exar, Purchaser and Purchaser’s designees has been furnished to the Company by Exar, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser informed the Company that it will choose its designees for the Board at the Acceptance Time from the list of persons set forth below. The following table, prepared from information furnished to the Company by Exar, sets forth, with respect to each individual who may be designated by Purchaser as one of its designees, the name, age of the individual, present principal occupation and employment history during the past five years. Unless otherwise indicated below, the current business address of each director and officer is c/o Exar Corporation, 48720 Kato Road, Fremont, CA 94538. Unless otherwise indicated below, the current business telephone number of each director and officer is (510) 668-7000. Unless otherwise indicated, each occupation set forth opposite the name of an officer or director of Exar refers to a position with Exar, and each occupation set forth opposite the name of an officer or director of Purchaser refers to a position with Purchaser.

During the past five years, none of the directors and officers of Exar or Purchaser listed below has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that went dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Purchaser Designees

Name	Title	Present Principal Occupation and Five-Year Employment History
Pedro (Pete) P. Rodriguez	Chief Executive Officer, President and Director	Mr. Rodriguez, age 47, joined Exar as a director in October 2005. He was appointed Chief Executive Officer and President of Exar in April 2008. Mr. Rodriguez has over 24 years of engineering, sales, marketing and executive management experience in the semiconductor industry. Mr. Rodriguez served, most recently, from June 2007 to April 2008, as Chief Marketing Officer of Virage Logic Corporation, a semiconductor intellectual property supplier for Systems on a Chip (SoC). Prior to his appointment at Virage Logic, Mr. Rodriguez served as President, Chief Executive Officer and Director of Xpedion Design Systems, Inc., a private, venture-funded developer of design solutions for radio frequency integrated circuits from May 2000 to August 2006. Mr. Rodriguez held this role for six years until shortly after Xpedion was acquired by Agilent Technologies, Inc. in August 2006. Prior to Xpedion, he held various senior management positions in sales and marketing at Escalade Corporation, a provider of software for chip design, and LSI Corporation as well as design engineering, product management and process engineering positions at Aerojet Electronics, Teledyne Microwave and Siliconix incorporated. Mr. Rodriguez holds an MBA from Pepperdine University, an MSEE from California Polytechnic University and a BS in Chemical Engineering from California Institute of Technology.

Dr. Izak Bencuya	Director	Dr. Bencuya, age 54, joined Exar as a director in February 2009. Dr. Bencuya is currently the Chief Executive Officer of Deeya Energy, a dynamic start-up company focused on clean technologies to supply mass electricity storage to the alternative energy industry. Prior to Deeya Energy, Dr. Bencuya spent over ten years at Fairchild Semiconductor where he focused on power products and was most recently the Executive Vice President and the General Manager of the Functional Power Products Group. Dr. Bencuya also held positions at Siliconix, Semitest and GTE Laboratories.

Name	Title	Present Principal Occupation and Five-Year Employment History
Dr. Bencuya has a BS in Electrical Engineering from Bogazici University in Istanbul, Turkey, and an MS and PhD in Engineering and Applied Science from Yale University. He received his MBA from U.C. Berkeley. He is a member of the IEEE Electron Device Society. Dr. Bencuya holds 22 patents and has published extensively in the electronics field.

Pierre G. Guilbault	Director	Mr. Guilbault, age 54, joined Exar as a director upon the acquisition of Sipex Corporation by Exar on August 25, 2007. Mr. Guilbault served as a member of Sipex’s Board of Directors from September 2006 to August 2007. He has been with Future Electronics Inc., Exar’s largest distributor and an affiliate of Exar’s largest stockholder, since October 2002 as Executive Vice President and Chief Financial Officer. Prior to joining Future, Mr. Guilbault was Executive Vice President and Chief Financial Officer of My Virtual Model, Motion International Inc. and Steinberg, Inc. Mr. Guilbault became a Chartered Accountant in 1981 and earned a bachelor’s degree in Business Administration from UQUAM. Mr. Guilbault is a citizen of Canada.

Brian Hilton	Director	Mr. Hilton, age 66, joined Exar as a director upon the acquisition of Sipex Corporation by Exar on August 25, 2007. Mr. Hilton served as a member of Sipex’s Board of Directors from July 2004, and as the Chairman of the Board of Directors of Sipex from October 2006 to August 2007. He has over 35 years of experience in the semiconductor industry. From 1997 to 2002, Mr. Hilton was President of Avnet Electronics Marketing, a global electronics distributor. In this role, Mr. Hilton was responsible for building Avnet’s Asian business and expanding its presence in Europe, the Middle East and Africa. Prior to Avnet, Mr. Hilton spent 30 years at Motorola, Inc., reaching the position of Corporate Vice President and Director of worldwide sales and marketing for Motorola Semiconductor Products Sector (SPS). From 1979 to 1981, Mr. Hilton served as VP Finance & Administration for Motorola SPS. From 1976 to 1978, Mr. Hilton served as the VP and Corporate Controller for Motorola Canada Limited. From 1969 to 1971, Mr. Hilton served as Division Controller for the Motorola Automotive Products Division. From 1964 to 1967, Mr. Hilton participated in the General Motors financial management program. Mr. Hilton graduated with a BA at the University of Manitoba.

Name	Title	Present Principal Occupation and Five-Year Employment History
Richard L. Leza	Chairman of the Board	Mr. Leza, age 61, joined Exar as a director in October 2005 and was elected Chairman in September 2006. He was appointed as the acting Chief Executive Officer and President (Interim) of Exar in February 2007, and he served in that position until August 2007. Mr. Leza was the founder, Chairman and Chief Executive Officer of AI Research Corporation, an early stage venture capital firm specializing in the areas of business-to-business software, information technology, medical devices and medical analytical software applications. Mr. Leza served in such position, which was his principal occupation and employment, from 1988 to 2007. He was also the co-founder, past Chairman and past President of Hispanic-Net, a non-profit organization. From 1998 to 2001, Mr. Leza was the co-founder, Chairman and Chief Executive Officer of CastaLink, Inc., a provider of a web-based supply chain collaboration solution. From 1997 to 1999, Mr. Leza served as co-founder, Chairman and Chief Executive Officer of NucleoTech Corporation, an application software company focused on digital image-driven analytical DNA software solutions. From 1982 to 1988, he was co-founder, Chairman and Chief Executive Officer of RMC Group, Inc., which provided management and research services for public and private technology companies. Mr. Leza was a Board member of the Stanford Graduate School of Business Advisory Council from 2001 to 2007 and is Emeriti Director of New Mexico State University Foundation Board. He is a three time member of Hispanic Business Magazine’s top 100 influential Hispanics in the United States. He is the author of various publications, writing on topics such as exporting, venture capital and developing business plans. Mr. Leza earned an MBA from Stanford University Graduate School of Business and a BS in Civil Engineering from New Mexico State University.

Gary Meyers	Director	Mr. Meyers, age 44, joined Exar as a director in May 2008. Mr. Meyers serves as Vice President and General Manager, Synplicity Business Group of Synopsys, Inc., a leading supplier of electronic design automation (“EDA”) software. Prior to its acquisition by Synopsys in May 2008, Mr. Meyers served as President and Chief Executive Officer of Synplicity, Inc., a public supplier of EDA tools serving the programmable logic market since October 2004, and as a member of the Board of

Name	Title	Present Principal Occupation and Five-Year Employment History
Directors of Synplicity since January 2005. From August 2004 to October 2004, he served as Synplicity’s President and Chief Operating Officer, and from November 1999 to August 2004, Mr. Meyers served as Synplicity’s Vice President of Worldwide Sales. Mr. Meyers served on the Board of Directors of SpiraTech Limited prior to its acquisition by Mentor Graphics Corporation. He also held a number of different executive management positions at LSI Corporation. Mr. Meyers has an MBA from UCLA and he received his BSEE from the University of Maryland.

J. Oscar Rodriguez	Director	Mr. Rodriguez, age 48, joined Exar as a director in September 2005. Beginning in April 2007, Mr. Rodriguez became a Director as well as the Chief Executive Officer and President of Movius Interactive Corporation (formerly IPUNITY Glenayre), a private technology firm. Beginning in April 2006, Mr. Rodriguez served as Vice President for the carrier ethernet solutions business at Lucent Technologies Inc., which designs and delivers systems, services and software that drive communications networks. After Lucent Technologies was acquired by Alcatel, Mr. Rodriguez served as its Chief Marketing Officer in the Enterprise Business Group until April 2007. From August 2003 until April 2006, Mr. Rodriguez served as Chief Executive Officer, President and a Director of Riverstone Networks, Inc., a provider of carrier ethernet infrastructure solutions for business and residential communications services. Mr. Rodriguez also held various positions at Nortel Networks Corporation, a telecommunications systems company, including as Divisional President, Enterprise Solutions business, from October 2002 to August 2003; Divisional President, Intelligent Internet business from August 2001 to October 2002; and Vice President, Portfolio & Operations from October 2000 to July 2001. Prior to that, Mr. Rodriguez served as President and Chief Operating Officer of Arris Interactive, a provider of cable MSO (Multiple Service Operator) voice and data products. He has also served in several management positions in privately-held and venture-backed companies in the communications and networking industry. Mr. Rodriguez holds a BS in Computer Engineering from the University of Central Florida, an MBA from the Kenan-Flagler Business School at the University of North Carolina, Chapel Hill, and a certificate in Strategic Marketing from Harvard Business School.

Name	Title	Present Principal Occupation and Five-Year Employment History
George Apostol	Chief Technology Officer	Mr. Apostol, age 44, joined Exar as Chief Technology Officer in May 2008. Mr. Apostol has over 20 years of experience in the system electronics and semiconductor industries. From May 2005 to May 2008, Mr. Apostol served as Chief Technology Officer and Vice President of Engineering at PLX Technology, Inc. He was Vice President of Engineering at Audience, Inc. from May 2004 to May 2005 and Vice President of Engineering at BRECIS Communications Corporation from February 2000 to April 2004. Prior to that, he held various senior engineering and management positions at TiVo, Inc., LSI Corporation, Silicon Graphics, Inc. and Xerox Corporation. With a strong background designing systems on silicon, he holds several patents in the areas of system bus interface, clocking and buffer management design, and has written and deployed multiple application-specification integrated circuit (“ASIC”) design productivity tools. Mr. Apostol performed his academic research at the Dana Farber Cancer Institute and Massachusetts Institute of Technology Sloan School of Management and holds a BSEE from Massachusetts Institute of Technology.

J. Scott Kamsler	Senior Vice President and Chief Financial Officer	Mr. Kamsler, age 61, joined Exar in February 2007 as Senior Vice President and Chief Financial Officer. Prior to joining Exar, he was Vice President and Chief Financial Officer at Centillium Communications, Inc. from July 2004 to February 2007. He also served as Vice President of Operations at Wyse Technology Inc. from 2003 to 2004 and as Chief Financial Officer at Tasman Networks, Inc. from 2000 to 2002. Prior to Tasman Networks, he served as Chief Financial Officer of four public companies: Symmetricom, Inc., DSP Technology Inc., Solitec, Inc. and E-H International, Inc. Earlier in his career, he held various finance positions at Intel Corporation and was an auditor with Peat Marwick Mitchell. Mr. Kamsler is a CPA and received his BA from Willamette University and his MBA from the University of Washington.

Name	Title	Present Principal Occupation and Five-Year Employment History
Hung P. Le	Vice President of Engineering	Mr. Le, age 48, was appointed to Vice President of Engineering in July 2007. He joined Exar in March 1995 when Exar acquired Startech Semiconductor, Inc., where he served as Director of Technology. Prior to joining Startech in 1994, he was Manager of Technology at Sierra Semiconductor, Inc. Prior to his current position, Mr. Le was Exar’s Division Vice President of Technology from 2004 to July 2007. Mr. Le has 25 years of experience in semiconductor physics and design and holds eight patents. He received his MS and BS in Electrical Engineering and Computer Science from Massachusetts Institute of Technology.

Bentley Long	Vice President of Worldwide Sales	Bentley Long, age 47, was appointed as Vice President of Worldwide Sales in January 2008. He has over 20 years of semiconductor sales and marketing experience including the last 11 years at Exar where he was most recently Vice President of the Americas and Global Distribution. He has previously worked at VLSI Technology, Inc. as an Area Sales Manager and Worldwide Strategic Account Manager, as well as held various technical positions at Texas Instruments Incorporated. He holds a Bachelor of Engineering Degree in Electrical Engineering and Mathematics from Vanderbilt University and an MBA from the University of Tennessee.

Thomas R. Melendrez	General Counsel, Secretary and Executive Vice President of Business Development	Mr. Melendrez, age 55, joined Exar in April 1986 as Corporate Attorney. He was promoted to Director of Legal Affairs in July 1991, and again to Corporate Vice President of Legal Affairs in March 1993. In March 1996, he was promoted to Corporate Vice President, General Counsel and in June 2001, he was appointed Secretary. In April 2003, he was promoted to General Counsel, Secretary and Vice President of Business Development and in July 2005, he was promoted to Senior Vice President of Business Development. In April 2007, he was promoted to his current position as General Counsel, Secretary and Executive Vice President of Business Development. Mr. Melendrez has over 25 years of legal experience in the semiconductor and related industries and he received a BA from the University of Notre Dame, a JD from University of San Francisco and an MBA from Pepperdine University.

Name	Title	Present Principal Occupation and Five-Year Employment History
Stephen W. Michael	Senior Vice President of Operations and Reliability & Quality Assurance	Mr. Michael, age 62, joined Exar in September 1992 as Vice President of New Market Development. In July 1995, he was appointed to Vice President of Operations; in May 2001, he was appointed to Vice President of Operations and Reliability & Quality Assurance; and in July 2007, he was appointed to Senior Vice President of Operations and Reliability & Quality Assurance. Prior to joining Exar, he was Vice President and General Manager of Analog and Custom Products with Catalyst Semiconductor. Prior to Catalyst Semiconductor, he served in various senior positions at GE Semiconductor, Intersil Corporation, Fairchild Camera and Instrument Corporation and National Semiconductor Corporation. Mr. Michael has over 30 years of semiconductor industry experience and holds a BS in Electrical Engineering from the University of California at Davis.

Paul Pickering	Senior Vice President of Marketing	Mr. Pickering, age 49, joined Exar in June 2008 as Senior Vice President of Marketing. Mr. Pickering has over 26 years of semiconductor marketing and sales experience. From March 2007 to June 2008, Mr. Pickering served as Vice President of Field Operations for Innovative Silicon, Inc., a venture-capital funded company. He was Executive Vice President of Sales and Marketing for Xpedion Design Systems, Inc., from May 2003 to March 2007, a company that was acquired by Agilent Technologies, Inc. Prior to Agilent Technologies, Mr. Pickering worked in senior management sales and marketing roles at Fairchild, Toshiba, LSI Corporation, and PMC-Sierra, Inc. Mr. Pickering is a graduate of West Chester University of Pennsylvania with a BS in Social Science.

None of Purchaser’s designees is a director of, or holds any position with, the Company. Purchaser has advised the Company that, to its knowledge, except as disclosed in the Prospectus, none of its designees beneficially owns any securities (or rights to acquire any securities) of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Purchaser has advised the Company that, to its knowledge, none of its designees has any family relationship with any director, executive officer or key employee of the Company.

It is expected that Purchaser’s designees may assume office at any time following the Acceptance Time and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Company Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or if a sufficient number of current directors resign such that, immediately following such action, the number of vacancies to be filled by Purchaser’s designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

None of Purchaser’s designees is involved in a material legal proceeding where any such designee is a party adverse to the Company or any of its subsidiaries.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. As of February 26, 2009, there were 14,742,837 shares of Common Stock issued and outstanding. As of February 26, 2009, there were 2,893,158 shares of Common Stock reserved for issuance pursuant to outstanding stock options, with exercise prices ranging from $2.03 to $69.88 per share, and 483,224 shares of Common Stock reserved for issuance pursuant to outstanding restricted stock unit awards. Each share of Common Stock is entitled to one vote on all matters that may properly come before a meeting of the Stockholders. The Board currently consists of five members.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the Stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of February 26, 2009.

Name	Age	Position(s)
Albert E. Sisto	59	Chairman and Chief Executive Officer
William R. Walker	67	Vice President, Finance, Chief Financial Officer and Secretary
Thomas Flageollet	52	Vice President Field Operations, Americas and EMEA
Michael D. Goldgof	44	Vice President of Product Marketing
John E.G. Matze	50	Vice President and Chief Technical Officer
Jiebing Wang, Ph.D.	41	Vice President of Engineering
Steven Yang	43	Vice President, Asia Pacific Field Operations
Douglas L. Whiting, Ph.D.	52	Chief Scientist and Director
Taher Elgamal	53	Director
Richard M. Noling	60	Director
Robert W. Johnson	59	Director

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of Company. None of the Company’s directors, officers or any affiliates, nor any beneficial owners of 5% or more of any class of the Company’s voting securities nor any associates of such officer, director, affiliate or stockholder are involved in a material legal proceeding where such officer, director, affiliate, stockholder or associate is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Albert E. Sisto, has served as Hifn’s Chief Executive Officer since February 2007, as Hifn’s Chairman of the Board since November 2006 and as a director of Hifn since 1998. Mr. Sisto served as Hifn’s interim Chief

Executive Officer from November 2006 to February 2007. Mr. Sisto brings over 35 years of experience in the high-tech industry. From 1999 to May 2006 he served as President and CEO of Phoenix Technologies, Ltd., a provider of Internet platform-enabling software. Mr. Sisto came to Phoenix from RSA Data Security, Inc., where he served as Chief Operating Officer, from 1997 to 2000. Prior to RSA, he served as President, Chairman and Chief Executive Officer of DocuMagix, Inc., a computer software company specializing in Internet content management, which merged with JetFax, Inc. to become eFAX.com, Inc. Mr. Sisto has also held executive positions at PixelCraft, Inc, MIPS Technologies, Inc., Intel Corporation and Honeywell International, Inc. Mr. Sisto earned a Bachelor of Science in Engineering from the Stevens Institute of Technology.

Taher Elgamal, Ph.D. has served as a director of Hifn since December 1998. Since September 2008, Dr. Elgamal has served as the Chief Security Officer at Axway, Inc., a provider of multi-enterprise collaboration, secure content delivery, and application integration solutions. From October 2006 through September 2008, Dr. Elgamal served as Chief Technology Officer and Director of Tumbleweed Communications Corp., which merged with Axway, Inc. In April 2004, Dr. Elgamal founded Ektasis, Inc., which provided a networked application framework enabling a Web model for client software, where up to October 2006, Dr. Elgamal served as the Chief Executive Officer. Dr. Elgamal was also founder and through 2001 served as President and Chief Executive Officer of Securify, Inc., a private company providing assessments of companies’ Internet security efforts, where he also served as Chief Technical Officer from 2001 through April 2004. From 1995 through 1998, Dr. Elgamal held the position of Chief Scientist of Netscape Communications Corp., a provider of Internet software and services, where he pioneered Internet security technologies such as SSL, the standard for web security. From 1993 through 1995, Dr. Elgamal was Vice President of Advanced Technologies at OKI Electric Industry Co., Ltd. From 1991 through 1993, he served as Director of Engineering at RSA Data Security, Inc., a provider of encryption technology and a subsidiary of Security Dynamics Technologies, Inc., where he produced the RSA cryptographic toolkits, the industry standards for developers of security-enabled applications and systems. Dr. Elgamal received both his M.S. and Ph.D. degrees in Computer Science from Stanford University.

Dr. Robert W. Johnson has served as a director of Hifn since December 1998. He has worked in the venture capital industry since 1980, and has acted as an independent investor since 1988. He currently serves as a director of ViaSat, Inc., a publicly held company that manufactures satellite-based communications systems. He holds B.S. and M.S. degrees in Electrical Engineering from Stanford University and M.B.A. and D.B.A. degrees from Harvard Business School.

Richard M. Noling has served as a director of Hifn since December 2007. Since May 2008, Mr. Noling has served as President and Chief Executive Officer of Intellergy Corporation, a developer of clean energy systems that converts organic feedstock into hydrogen and other products. Since September 2005, Mr. Noling has served on the Board of Directors of Phoenix Technologies Ltd., where he has served as Chairman of the Audit Committee and as a member of the Nominating and Corporate Governance Committee. From 2003 to September 2005, Mr. Noling served as the Chief Executive Officer of ThinGap Corporation, a designer, developer and manufacturer of high-efficiency electric motors. Mr. Noling served as Chief Financial Officer of Insignia Solutions Inc., a software company, from 1996 to 1997, and then as President and Chief Executive Officer from 1997 to 2003. From 1994 to 1995, Mr. Noling was Chief Financial Officer of DocuMagix, Inc., a personal paper management software developer, and from 1991 to 1994, he was Sr. Vice President and Chief Financial Officer of Gupta Corporation, a developer of relational databases and development tools. Mr. Noling holds a Bachelor of Arts degree in aerospace and mechanical engineering science from the University of California, San Diego, an M.A. from the Fuller Theological Seminary and an M.S. in Administration from the University of California, Irvine.

Douglas L. Whiting, Ph.D., has served as a director of Hifn since 1996 and as Hifn’s Chief Scientist since 2000. Dr. Whiting served as Hifn’s Chairman of the Board of Directors from 2000 to 2001. He served as Vice President of Technology of Stac, Inc., an engineering company from which Hifn was spun out, from 1985 to 1998; he served as President of Stac, Inc. from 1984 to 1986, and as a member of its Board of Directors from 1983 until its dissolution in 2002. Dr. Whiting received his Ph.D. in Computer Science from the California Institute of Technology.

William R. Walker has served as Vice President, Chief Financial Officer and Secretary of Hifn since 1997. He was Hifn’s Acting Chief Executive Officer and Acting President from July 1998 through October 1998. From 1996 to 1997, Mr. Walker was Vice President, Chief Financial Officer and Secretary at MMC Networks, Inc., a networking company. From 1984 to 1996, Mr. Walker held the position of Senior Vice President and Chief Financial Officer at Zilog, Inc., a semiconductor supplier. Mr. Walker has a B.S. in Economics from the University of Wisconsin and an M.B.A. from the University of Maryland, and is a certified public accountant.

Thomas Flageollet has served as Vice President Field Operations, Americas and EMEA since July 2008. Mr. Flageollet joined Hifn with over 25 years of experience in the technology industry. Previously, Mr. Flageollet served as Vice President of Worldwide Sales at Log Savvy from March 2008 to July 2008, Vice President of Worldwide Sales at AMCC from 2004 to June 2006 and Vice President Worldwide Sales at Adaptec, Inc. from 2002 to 2004. Before Adaptec, he held various sales and marketing managerial positions at Hitachi, Toshiba, and IMP. Mr. Flageollet earned both a B.S. in Economics and M.B.A. from Santa Clara University.

Michael D. Goldgof has served as Vice President of Product Marketing of Hifn since March 2007. Mr. Goldgof has over 17 years in the high-tech industry. Prior to joining Hifn, Mr. Goldgof Senior Vice President of Marketing with Phoenix Technologies from September 2003 to October 2005. While at Phoenix, he launched several new product lines that repositioned the company into a global leader in endpoint security. From 2002 to 2003, Mr. Goldgof served as VeriSign’s Director of International Marketing for the security services business. At VeriSign, he led a team that created and executed a global expansion strategy for managed PKI services. Before joining Verisign, Mr. Goldgof spent over 10 years at Lucent Technologies in various senior leadership positions in sales and marketing. Mr. Goldgof holds a B.S. and M.S. in Electrical Engineering from Cornell University and M.B.A. in Marketing from Columbia University.

John E.G. Matze has served as Hifn’s Vice President Chief Technical Officer since February 2009. Mr. Matze served as Hifn’s Vice President of Business Development from July 2007 to February, 2009. Mr. Matze was the founder and CEO of Siafu Software since 1995, where his mission was to develop storage appliances that offer enterprise-level functionality and encryption for small to medium sized companies. Mr. Matze, one of CRN Magazine’s 2003 Top 25 Innovators, is also one of the original authors of the iSCSI protocol. He has over 15 years of storage software experience including: Vice President & Chief Technical Officer, Overland Storage; Director of Software, Veritas Software; and Principal Architect, Stac, Inc. Mr. Matze has also been the creator of many successful products including: Overland Storage REO products, Okapi ipXcelerator, STAC Replica for NetWare and APC PowerChute UPS Monitoring Software. Mr. Matze earned his A.A. Degree from the College of DuPage, Glen Ellyn, Illinois and a B.A. in Computer Science from San Diego State.

Jiebing Wang, Ph.D. has served as Vice President of Worldwide Engineering of Hifn since March 2007 and Chief Executive Officer of Saian (Hangzhou) Microsystems since April 2004. Prior to joining Hifn, Dr. Wang was a founder and Chief Technical Officer of Hangzhou C-Sky Microsystems, an electronics company, where he led the development of a high performance 32-bit embedded CPU from 2002 to April 2004. Dr. Wang also held technical positions with Nishan Systems, Philips and Toshiba. Dr. Wang has extensive technical experience in the areas of networking, security and embedded systems. Dr. Wang earned his Ph.D. in physics from the University of Nevada, and M.S. in Electrical Engineering from Stanford University.

Steven Yang has served as Vice President, Asia Pacific Field Operations since December 2007. Mr. Yang brings to Hifn 17 years of executive sales, marketing and management experience. From 2004 to November 2007 Mr. Yang was Vice President of Asia Pacific with Phoenix Technologies where his executive leadership was responsible for significant financial growth and market expansion. Prior to joining Phoenix Technologies, Mr. Yang led strategic and OEM sales for Brocade Communications from 2001 to August 2004. Additionally, he has managed the North Asian territory for Network Associates and OEM and Channel sales for Microsoft. Mr. Yang has a B.S. degree in Electrical Engineering with a minor in Mathematics from Villanova University and is fluent in five languages.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the beneficial ownership of Hifn common stock by: (i) each person known by Hifn to be the beneficial owner of more than five percent of Hifn’s outstanding shares of Common Stock; (ii) each director and nominee for director; (iii) Hifn’s Chief Executive Officer, Chief Financial Officer and three most highly compensated executive officers (other than the Chief Executive Officer and the Chief Financial Officer) named in the “Summary Compensation Table” below (the “named executive officers”); and (iv) all directors and executive officers as a group. Unless otherwise noted below, the information in the table is as of February 26, 2009 and the address for each beneficial owner is c/o hi/fn, inc., 750 University Avenue, Los Gatos, CA 95032.

Name(1)	No. of Shares Owned	Options Currently Exercisable Or Exercisable within 60 days and Restricted Stock Unit Awards Vesting within 60 days (included in shares owned)	Approximate Percentage Owned
Austin Marxe & David Greenhouse(2) 527 Madison Avenue, Suite 2600 New York, NY 10022	2,100,167	—	14.25%
Heartland Advisors, Inc.(3) 789 North Water Street Milwaukee, WI 53202	1,342,526	—	9.11
Dimensional Fund Advisors LP(4) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	1,216,789	—	8.25
Adaptec, Inc.(5) 691 South Milpitas Boulevard Milpitas, CA 95035	1,139,925	—	7.73
Robert W. Johnson	519,823	94,000	3.50
Douglas L. Whiting, Ph.D.	333,584	118,019	2.24
Albert E. Sisto	321,747	255,249	2.15
William R. Walker	202,702	147,956	1.36
John E. G. Matze	100,625	51,458	*
Taher Elgamal	84,000	84,000	*
Steven Yang	23,542	21,875	*
Richard Noling	8,000	8,000	*
All executive officers and directors as a group (11 persons)	1,761,396	943,513	11.23

*	Less than one percent (1%).

(1)	This table is based upon information supplied by officers, directors and principal stockholders, Forms 4 and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table, and subject to community property and marital property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are as of February 26, 2009, based on 14,742,837 shares of Common Stock outstanding, and the percentage calculations include shares issuable pursuant to stock options exercisable and restricted stock units vesting within 60 days of February 26, 2009.

(2)	As disclosed in a Form 4 filed with the SEC on February 27, 2009, Mr. Marxe and Mr. Greenhouse share voting and investment control over the 708,258 shares held by Special Situations Fund III QP, L.P., 167,287 shares held by Special Situations Cayman Fund, L.P., 131,034 shares held by Special Situations Technology Fund, L.P. and the 1,093,588 shares held by Special Situations Technology Fund II, L.P. The interests of each of Mr. Marxe and Mr. Greenhouse in these shares are limited to the extent of his pecuniary interest.

(3)	As disclosed in a Schedule 13G/A filed on February 11, 2009, Heartland Advisors, Inc. and William J. Nasgovitz, as a result of his ownership interest in Heartland Advisors, Inc., share voting and investment control with respect to the 1,342,526 shares held by the Heartland Value Fund, a series of the Heartland Group, Inc. Heartland Advisors, Inc. and Mr. Nasgovitz each specifically disclaimed beneficial ownership of any shares reported on the Schedule 13G/A.

(4)	As disclosed in a Schedule 13G/A filed on February 9, 2009, Dimensional Fund Advisors LP has sole voting power over 1,199,648 shares and sole investment control with respect to 1,216,789 shares. Dimensional Fund Advisors LP is an investment advisor, furnishing investment advice to four investment companies and serving as an investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the “Funds” and all shares are owned by the Funds. Dimensional Fund Advisors LP disclaims beneficial ownership of all shares reported on the Schedule 13G/A. Christopher Crossan, Global Chief Compliance Officer of Dimensional Holdings Inc., the General Partner of Dimensional Fund Advisors LP, signed the Schedule 13G/A on behalf of Dimensional Fund Advisors LP.

(5)	As disclosed in a Schedule 13D filed on December 15, 2008, Adaptec, Inc. has sole voting and investment control over 1,139,925 shares. Jack L. Howard is the Chairman of the Board of Directors of Adaptec, Inc. and Subramanian “Sundi” Sundaresh, is the President and Chief Executive Officer of Adaptec, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires executive officers, directors and persons who own more than ten percent of the outstanding shares of Hifn’s common stock to file reports of their beneficial ownership and changes in beneficial ownership with the SEC.

Based solely upon a review of the copies of such forms received by Hifn, or written representations from reporting persons, Hifn believes that during the 2008 fiscal year, all executive officers and directors complied with their filing requirements, except for the following: three late filings of statements of changes in beneficial ownership of securities filed to report the annual grants to non-employee directors for Robert W. Johnson, Taher Elgamal and Thomas Lawrence on March 6, 2008.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Director Independence

The Board has adopted independence standards consistent with the requirements of the SEC and all applicable corporate governance guidelines of The NASDAQ Stock Market.

The Board has determined that each of the following members of Hifn’s Board of Directors is an “independent director” as defined under the rules of The NASDAQ Stock Market: Robert W. Johnson, Taher Elgamal and Richard M. Noling.

Director Nomination Process

The Corporate Governance and Nominating Committee will consider director candidates recommended by any stockholder holding at least 10,000 shares of Hifn common stock for at least 12 months prior to the date of submission of the recommendation or nomination. Additionally, a recommending stockholder shall submit a written statement in support of the candidate, particularly within the context of the criteria for Board membership, including issues of character, judgment, age, independence, expertise, corporate experience, length of service, other commitments and the like, personal references, and a written indication by the candidate of her/his willingness to serve, if elected, and evidence of the nominating person’s ownership of Hifn common stock sufficient to meet any applicable stock ownership requirements.

A stockholder that instead desires to nominate a person directly for election to the Board must meet the deadlines and other requirements set forth in Section 5 of Hifn’s Bylaws and the rules and regulations of the SEC. The nominating stockholder must give timely notice thereof in writing to Hifn’s Corporate Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at Hifn’s principal executive offices not less than 120 calendar days in advance of the anniversary of the date of Hifn’s proxy statement released to stockholders in connection with the preceding year’s annual meeting. The Corporate Governance and Nominating Committee’s criteria and process for evaluating and identifying the candidates that it selects, or recommends to the full Board for selection, as director nominees, are: (i) regular review of composition and size of the Board; (ii) review of qualifications of candidates properly recommended or nominated by any qualifying stockholder; (iii) evaluation of the performance of the Board and qualification of members of the Board eligible for re-election; and (iv) consideration of the suitability of each candidate, including current members of the Board, in light of the size and composition of the Board. After such review and consideration, the Corporate Governance and Nominating Committee will recommend a slate of director nominees.

While the Corporate Governance and Nominating Committee has not established specific minimum requirements for director candidates, the committee believes that candidates and nominees must reflect a Board that is comprised of directors who: (i) are predominantly independent; (ii) are of high integrity; (iii) have qualifications that will increase overall Board effectiveness; and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members. The Corporate Governance and Nominating Committee will evaluate individuals recommended by stockholders using the same criteria as used by the committee in evaluating other individuals.

Communications with the Board of Directors

Stockholders may contact any member of the Board of Directors by writing to them c/o hi/fn, inc., Attention: Corporate Secretary, 750 University Avenue, Los Gatos, California 95032. Stockholders and employees who wish to contact the Board or any member of the Audit Committee to report questionable accounting or auditing matters may do so anonymously by using the address above and designating the communication as “confidential.” Communications raising safety, security or privacy concerns, or that are otherwise improper, will be addressed in an appropriate manner.

Executive Sessions of Non-Management and Independent Directors

In order to promote discussions among non-management directors, the Board conducts executive sessions during each regularly scheduled Board meeting without the presence of management.

Attendance at the Meeting

All members of the Board of Directors are invited to attend the annual meeting of stockholders. Two board members attended the 2009 annual meeting of stockholders, Albert E. Sisto, who hosted the meeting as Hifn’s Chairman and Chief Executive Officer, and Richard M. Noling.

Review of Transactions with Related Persons

Hifn’s Corporate Governance and Nominating Committee is responsible for reviewing transactions that may constitute conflict of interest or related person transactions. Related person transactions are transactions between Hifn and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Related persons include our directors, executive officers and 5% or more beneficial owners of our common stock, in each case, since the beginning of the last fiscal year, and their immediate family members.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended September 30, 2008, none of the individuals serving on the Compensation Committee was an officer or employee of Hifn, nor have any of these individuals served as an officer of Hifn at any other time. None of these individuals had any transactions of the type required to be disclosed under Item 404 of Regulation S-K. During our fiscal year ended September 30, 2008, no executive officer of Hifn served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of our Board or our Compensation Committee.

Board Meetings and Committees

The Board held a total of 14 meetings during the 2008 fiscal year. No incumbent director attended less than 75% of the aggregate of all meetings of the Board of Directors and all committees of the Board on which he served, if any, during his tenure as a director.

The Board has the following standing committees, each of which operates pursuant to a written charter, and each charter is posted on the Investor Relations page of Hifn’s website (www.hifn.com):

•	Audit Committee;

•	Compensation Committee; and

•	Corporate Governance and Nominating Committee.

The following table shows the names of all our directors, the committees and capacity they serve in and the number meetings held in fiscal 2008:

Director	Audit	Compensation	Corporate Governance and Nominating
Albert E. Sisto	—	—	—
Douglas L. Whiting, Ph.D.	—	—	—
Robert W. Johnson	Member	—	Chairman
Taher Elgamal	Member	Chairman	Member
Thomas Lawrence*	—	Member	Member
Richard M. Noling	Chairman	Member	—
Number of meetings during fiscal 2008	5	5	2

*	Mr. Lawrence resigned from the Board of Directors effective September 30, 2008

Committees of the Board of Directors

Audit Committee

The responsibilities of the Audit Committee are to:

•	oversee Hifn’s internal accounting and financial reporting processes and the audit of Hifn’s financial statements;

•	ensure the integrity of Hifn’s internal accounting and financial controls and compliance with legal and regulatory requirements;

•	review the independent auditor’s qualifications, independence and performance; and

•	provide the Board such information and material as it may deem necessary to make the Board aware of financial matters requiring the Board’s attention.

The Board has determined that Mr. Noling is an “audit committee financial expert” as defined under regulations promulgated by the SEC, and that each member of the Audit Committee is an “independent director” as defined under the rules of The NASDAQ Stock Market.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee’s responsibilities include:

•	developing principles of corporate governance and recommending them to the Board for its consideration and approval;

•	reviewing annually the principles of corporate governance approved by the Board to ensure that they remain relevant and are being complied with;

•	overseeing compliance with applicable laws and regulations by the Board and its committees;

•	overseeing the Board evaluation process, including conducting periodic evaluations of the performance of the Board as a whole;

•	identifying individuals qualified to become members of the Board of Directors, nominating directors for election and reviewing any candidates recommended by stockholders;

•	leading the Board in its annual compensation and performance review; and

•	reviewing and making recommendations to the Board with respect to the annual automatic grant of stock options to non-employee directors.

Compensation Committee

The responsibilities of the Compensation Committee are to:

•	review and recommend to the Board all compensation arrangements relating to Hifn’s Chief Executive Officer (“CEO”) and Hifn’s non-employee directors;

•	review and approve all compensation arrangements relating to Hifn’s other executive officers;

•	review and approve cash-based incentive compensation plans affecting certain non-officer employees;

•	make recommendations to the Board regarding the adoption of or amendments to any Hifn equity-based incentive compensation plans of Hifn;

•	administer Hifn’s equity-based and other compensation plans; and

•	carry out the other compensation-related responsibilities delegated to the committee by the Board.

To the extent permitted by applicable law, the Compensation Committee may delegate to a subcommittee of at least two persons (at least one of whom shall be a Compensation Committee member; the other may be a Compensation Committee member or a member of Hifn management) the authority to approve equity grants to eligible individuals who are not directors or officers within parameters and guidelines established by the Compensation Committee from time to time by written resolution, and such subcommittee shall regularly report to the Compensation Committee grants so made.

Hifn’s Chief Executive Officer recommends to the Compensation Committee the salary, bonus and equity award levels, and incentive compensation performance measure targets, for the executive officers other than himself, and the Compensation Committee makes the final determination of such matters. The Compensation Committee determines all aspects of the compensation of the Chief Executive Officer without the Chief Executive Officer present.

The Compensation Committee selected Compensia as its independent compensation consultant in connection with the design and implementation of Hifn’s 2008 and 2009 executive compensation programs. Compensia was instructed to recommend to the Compensation Committee a peer group of companies and collect data on the compensation of executive officers at those peer group companies. Compensia also consulted with the Compensation Committee on the reasonableness of its executive compensation determinations.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation	Total
Robert W. Johnson	$49,000	$27,357	$1,983	$78,340
Taher Elgamal	51,500	27,357	—	78,857
Richard M. Noling	37,250	13,761	3,358	54,369
Thomas Lawrence(2)	38,500	44,945	—	83,445

(1)	Represents the expense Hifn recognized for financial statement reporting purposes in fiscal 2008, with respect to the fair value of options granted in the current and previous years, but without regard to forfeitures. For information on the valuation assumptions with respect to stock option grants, refer to the note on Stock Options and Employee Benefits in the notes to consolidated financial statements contained in Hifn’s Annual Report on Form 10-K for the fiscal year in which the stock option was granted. On February 21, 2008, each non-employee director, with the exception of Mr. Noling, was granted an option to purchase 10,000 shares of Hifn common stock, with a grant date fair value under FAS 123R of $26,228. On December 13, 2007, Mr. Noling was appointed to the Board of Directors and was granted an option to purchase 30,000 shares of common stock with a grant date fair value of $86,241. As of September 30, 2008, the non-employee members of the Board of Directors held options to purchase the following numbers of shares: Robert W. Johnson, 104,000; Taher Elgamal, 104,001; Thomas Lawrence, 50,000; and Richard M. Noling, 30,000.

(2)	Mr. Lawrence resigned as a member of the Board of Directors effective September 30, 2008. Upon his resignation, Mr. Lawrence forfeited 28,500 option shares with a FAS 123R value of $80,514.

On February 2, 2009, Robert W. Johnson, Taher Elgamal and Richard M. Noling, each a non-employee director of the Company, were each granted an automatic stock option under the 1996 Plan, to purchase 10,000 shares of Common Stock at an exercise price of $3.04 per share.

The following table sets forth the value of the potential acceleration of unvested options and unvested restricted stock units as of the Effective Time for each non-employee director assuming the Effective Time occurs on April 2, 2009.

Name	Number of Shares of Common Stock Underlying Unvested Options Immediately Prior to the Effective Time	Number of Shares of Common Stock Underlying Unvested Restricted Stock Units Immediately Prior to the Effective Time	Number of Options that Accelerate Upon the Effective Time	Number of Restricted Stock Units that Accelerate upon the Effective Time	Economic Value of Options or Restricted Stock Units that Accelerate Upon the Effective Time(1)
Robert W. Johnson	10,000	0	10,000	0	$9,600
Taher Elgamal	10,000	0	10,000	0	$9,600
Richard Noling	32,500	0	32,500	0	$9,600

(1)	Economic value equals (i) the number of shares issuable upon settlement of each accelerated restricted stock unit, multiplied by the Cash Consideration less the cost per unit ($0.001) of each such restricted stock unit, plus (ii) the number of shares issuable upon exercise of each accelerated stock option, multiplied by the Cash Consideration less the exercise price per share of each such stock option.

Pursuant to resolutions adopted by the Board on October 3, 2007 all options held by directors (Albert E. Sisto, Douglas L. Whiting, Ph.D., Robert W. Johnson, Taher Elgamal, and Richard Noling) will accelerate in full immediately prior to the Effective Time.

The following table sets forth, as of February 26, 2009, for each non-employee director of the Company, the consideration such individual would receive if such individual were to tender all of the shares of Common Stock (including shares issuable upon the exercise of vested stock options with an exercise price less than the Cash Consideration) owned by such individual and elect to receive the Cash Consideration. All of the vested stock options held by the non-employee directors, as of February 26, 2009, have an exercise price greater than the Cash Consideration.

Name	Number of Shares of Common Stock	Aggregate Cash Payment	Number of Shares Issuable Upon Exercise of Vested Options	Economic Value of Vested Options(1)
Robert W. Johnson	425,823	$1,703,292	94,000	$0
Taher Elgamal	0	$0	84,000	$0
Richard Noling	0	$0	7,000	$0

(1)	Economic value equals the number of shares issuable upon exercise of each stock option with an exercise price less than the Cash Consideration, multiplied by the Cash Consideration minus the exercise price per share of each such stock option.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section explains all material elements of the compensation Hifn provides to its named executive officers, namely Hifn’s Chief Executive Officer, Chief Financial Officer and the other three most highly compensated executive officers as identified in the Summary Compensation Table below.

Compensation Objectives

Hifn’s executive officer compensation policies are designed to promote the following objectives:

•	Retain executives by offering competitive compensation;

•	Link executive compensation to measurable corporate performance metrics (related to revenue and profit that drive shareholder value) and individual performance metrics; and

•	Provide incentive compensation that is competitive with the incentive compensation offered by peer companies.

Elements of Executive Compensation

The elements of our executive compensation, and the purpose and measurement of each element, are shown in the table below:

Element	Compensation Type	Purpose	Performance Metric(s)
Base Salary	Cash	Provide fixed, competitive compensation for the level of position held	Fixed compensation; annual evaluation

Annual Cash Incentive	Cash	Create a financial incentive to achieve and exceed annual goals	Revenue, new product revenue, EBITDA, MBO, sales

Equity Incentive	Time-based Stock Options	Create a long-term financial incentive with upside emphasis	Time-based

Equity Incentive	Time-based Restricted Stock Units	Create a long-term financial incentive with downside protection	Time-based

Equity Incentive	Performance-based Restricted Stock Units (for CEO)	Create an incentive to achieve and exceed short- and long-term performance goals	Revenue, new product revenue and EBITDA

Change-in-Control	Cash, Stock Option Acceleration and time-based RSUs	Retention	None

The elements of our executive compensation program are designed to attract, retain and motivate talented executives to achieve and exceed company goals, in order to create long-term shareholder value.

Benchmarking and Approval of Compensation

The Compensation Committee believes it is important to measure executive compensation relative to the compensation of similar positions at companies that Hifn considers its peers. As a result, the Compensation Committee, after consultation with the Committee’s compensation consultant, identified the following peer group companies for purposes of executive compensation analysis in 2008 as well as in 2007:

• Actividentity • Callidus Software • Entrust • Looksmart • Pervasive Software • SCM Microsystems • Tumbleweed Communications • VASCO Data Security • Advanced Analogic Technologies	• AXT • California Micro Devices • Centillium Communications • CEVA • PLX Technology • Quicklogic • Transwitch • Volterra Semiconductor

Hifn’s peer group consists of companies of the sort that Hifn competes with to attract and retain executive leadership for the Company. As a result, the peer group includes fabless semiconductor companies and security software companies because Hifn operates in these industries, and these companies are of a similar size, based on revenues, and are headquartered in the San Francisco Bay Area. The Compensation Committee believes that these particular companies are representative of the many companies that fit these criteria. The peer group used in 2008 was identical to the 2007 peer group, except for one company that is no longer public. In addition to reviewing specific information about peer group executive compensation, the Compensation Committee reviewed survey data compiled by Radford High-Tech Executive Survey for high-technology industry companies with less than $200 million in revenues, but it did not determine executive compensation levels based on that information.

For fiscal 2008, the Compensation Committee set base salaries and cash incentive compensation targets for its named executive officers at approximately the 60th percentile of peer group executive officer base salaries, and granted equity awards to its named executive officers worth approximately the 50th percentile of peer group equity compensation. The Compensation Committee believes that these targeted levels of executive compensation are sufficient to retain and motivate Hifn’s senior executive leadership. Target compensation levels were determined without regard to the change-in-control arrangements applicable to executive officers because the change-in-control arrangements have primarily a retention purpose. The Compensation Committee made its determinations without using tally sheets showing total compensation under different scenarios.

Base Salary

The Compensation Committee generally determines base salary levels for each executive officer during the first quarter of each fiscal year, based on the following principles:

•	Base salary should be set at a level approximating the 60th percentile for similar positions at companies within our peer group;

•	Base salary may be adjusted up or down based on the importance of the executive officer’s function to Hifn; and

•	Base salary should reflect the individual executive’s performance in the immediately prior fiscal year.

For fiscal 2008, all of our named executive officers’ base salaries were set at the 60th percentile of peer group base salary compensation for similar positions. Base salaries for our named executive officers have not changed in fiscal 2009.

Annual Bonuses

Hifn’s annual cash bonus for executives is designed to reward achievement of Hifn’s annual financial performance objectives as well as individual achievement of individual objectives. Hifn’s Chief Executive Officer can earn a maximum of 75% of his annual salary in cash compensation, and our other named executive officers can earn between 50% and 75% of their annual salaries as annual cash bonuses. Target bonuses were set at levels designed to achieve cash incentive compensation at the 60th percentile for similar positions among peer group companies. The bonuses for our named executive officers are based on Hifn’s achievement of company targets, and each executive’s achievement of individual performance objectives, and each bonus component can be achieved independently of the others. Individual objectives included, for example, implementation of sales and marketing plans, achieving product tape-out dates, absence of material weakness in internal controls, and managing inventory.

For 2008, these performance metrics were weighted as follows (Mr. Yang and Mr. McNulty are “sales executives” for purposes of this table):

	% of Annual Bonus (Sales Executives)	% of Annual Bonus
Revenue ($50.6 million)	15%	30%
New Product Revenue ($15.9 million)	12.5%	25%
EBITDA ($7.0 million)	12.5%	25%
Individual MBOs	20%	20%
Sales (Sales Executives)	40%	—

Total Annual Bonus	100%	100%

For each of these performance metrics, a threshold level of performance was established (at which a minimum bonus would be paid), a target level (at which 100% of the bonus would be paid), and a maximum (at which the maximum bonus would be paid). For achievement in between the minimum and target and the target and maximum, proportionate bonuses were payable.

For revenue, the minimum threshold was 86% of target (at which level 50% of the bonus was earned), and the maximum threshold was 112% of target (at which level a 150% of the bonus was earned).

For new product revenue, the minimum threshold was 63% of target (at which level 50% of the bonus was earned), and the maximum threshold was 138% of target (at which level 150% of the bonus was earned). New product revenue was added as a performance metric in fiscal 2008 to incentivize management to drive revenue growth and diversify revenues.

For EBITDA, the minimum threshold was 37% of target (at which level 50% of the bonus was earned), and the maximum threshold was 136% of target (at which level 150% of the bonus was earned).

For individual performance metrics, the minimum threshold was 20% achievement (at which level 20% of the bonus was earned), and the maximum threshold was 100% (at which level 100% of the bonus was earned). The Compensation Committee determined the degree of individual performance achievement based on recommendations of the Chief Executive Officer. Bonuses for new executives were prorated based on their hire or promotion date.

In fiscal 2008, our revenues, new product revenues and EBITDA were insufficient for our executives to earn minimum bonuses for these performance metrics, and none of the bonuses based on individual performance metrics were earned. Mr. Yang and Mr. McNulty earned bonuses based on achievement of sales performance metrics (they achieved 81% to 111 of their respective targets). In addition, Mr. Matze earned a bonus under an agreement we entered into in connection with our acquisition of Siafu Software, LLC in 2007.

Long-Term Incentives

To ensure that our executives have an ownership interest that motivates them to promote the long-term success of Hifn, our executive compensation program includes equity-based awards in the form of stock options and restricted stock units (“RSUs”). Equity-based awards are reviewed and approved by the Compensation Committee on an annual basis, with the objective of providing a value of equity awards that is comparable to that provided by our peer group companies, targeting the 50th percentile for the equity award element of compensation for comparable positions.

In fiscal 2008 and fiscal 2009, our Compensation Committee granted to all of our named executive officers other than our Chief Executive Officer, a combination of stock options with time-based vesting over four years and RSUs with time-based vesting over three years for fiscal 2008 and RSUs with time-based vesting over two years for fiscal 2009. Our Chief Executive Officer was granted RSUs with time-based vesting over three years in fiscal 2008 and RSUs with time-based vesting over two years for fiscal 2009. The Compensation Committee believes that stock options are an important tool to provide upside incentives, while RSUs are an effective retention tool because they continue to have value even if the Company’s stock price does not appreciate.

In addition, in fiscal 2008, the Compensation Committee granted Mr. Sisto a performance-based RSU, pursuant to which he could earn between 29,000 and 137,500 shares, depending upon Hifn’s performance based on revenue, new product revenue and EBITDA targets in 2008. The minimum, target and maximum thresholds for these metrics were the same as those used for our incentive cash bonus program. In fiscal 2008, Mr. Sisto earned no shares under this arrangement based on the performance of the Company relative to these metrics. In fiscal 2007, Mr. Sisto earned 36,619 shares based on the performance of the Company relative to these metrics, and those shares are subject to time-based vesting over two years, so the first 50% of the 2007 shares were vested as of September 30, 2008. In fiscal 2009 the Compensation Committee granted Mr. Sisto a performance-based RSU, pursuant to which he could earn between 29,000 and 127,500 shares, depending upon Hifn’s performance based on revenue, new product revenue and EBITDA targets in fiscal 2009. The minimum, target and maximum thresholds for these metrics were the same as those used for our incentive cash bonus program.

Tax and Accounting Considerations

Internal Revenue Code Section 162(m) limits the deductibility of compensation in excess of $1,000,000 paid to the Chief Executive Officer, the Chief Financial Officer or any of the three most highly compensated executive officers. The limited deductibility does not apply to performance-based compensation. We believe we have taken all necessary actions required under Section 162(m) to continue to qualify for tax deductibility of our executive compensation.

Hifn applies a grant date fair value, as determined under FAS 123R, for valuing all equity-based compensation. With the exception of performance-based awards, for which the expense will vary based on estimated share vesting, all equity-based expense is recognized on a straight-line basis over the option vesting period.

Change of Control Arrangements

Hifn has entered into agreements with its named executive officers that provide for rights to receive payments and other benefits in the event of termination of employment, including agreements that provide for specific payments upon a termination following a change-in-control of Hifn. For a description of such arrangements, please refer to the discussion under the caption “Potential Payments Upon Termination or Change of Control” below. The Compensation Committee did not consider amounts payable under such arrangements in determining the amounts or other elements of executive compensation.

Summary Compensation Table

The following table sets forth the compensation earned by our named executive officers. The information includes all compensation paid or earned for services to Hifn in all capacities during our 2008 fiscal year.

Name and Principal Position	Fiscal Year	Base Salary	Bonus	Stock Awards	Option Awards(1)	All Other Compensation(2)	Total
Albert E. Sisto	2008	$350,000	$—	$75,186	$209,295	$1,968	$636,449
Chairman, Chief Executive Officer	2007	312,981	156,466	412,559	205,593	1,788	1,089,387

William R. Walker Vice President of Finance, Chief Financial Officer and Secretary	2008	255,000	—	12,424	61,697	4,470	333,591
	2007	251,417	63,610	—	50,882	4,470	370,379

John E. G. Matze Vice President and Chief Technical Officer	2008	235,000	117,000	113,998	62,675	1,290	529,963
	2007	47,301	—	36,786	57,882	185	142,154

Russell S. Dietz(3) Vice President and Chief Technical Officer	2008	230,000	—	11,646	61,124	1,073	303,843
	2007	230,000	42,670	—	50,882	960	324,512

Steven Yang Vice President Asia Pacific Field Operations	2008	196,945	48,071	7,766	36,129	16,303	305,214
	2007	—	—	—	—	—	—

Gregory McNulty(3) Vice President Field Operations, Americas and EMEA	2008	173,911	49,757	7,766	42,657	41,815	315,906
	2007	75,104	30,320	—	10,252	3,975	119,651

(1)	The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended September 30, 2008 and September 30, 2007, in accordance with FAS 123R, of stock option awards issued pursuant to the 1996 Equity Incentive Plan and the 2001 Nonstatutory Stock Option Plan, and include amounts from outstanding stock option awards granted during and prior to fiscal year 2008 and fiscal year 2007. For information on the valuation assumptions with respect to stock option grants, refer to the note on Stock Options and Employee Benefits in the notes to consolidated financial statements contained in Hifn’s Annual Report on Form 10-K for the fiscal year in which the stock option was granted. The amounts shown disregard estimated forfeitures related to service-based vesting conditions. No stock options were forfeited by any of the named executive officers during the fiscal year, except for the forfeit of 51,875 option shares with an FAS 123R value of $175,347 by Gregory McNulty. These amounts reflect Hifn’s accounting expense for these awards, and do not correspond to the actual value that may be recognized by the named executive officers. See the “Grant of Plan-Based Awards – Fiscal 2008” table below for information on stock option grants made in fiscal 2008.

(2)	Other compensation includes:

Name	Fiscal Year	Auto Allowance	Severance	Other(a)	Total
Albert E. Sisto	2008	$—	$—	$1,968	$1,968
	2007	—	—	1,788	1,788

William R. Walker	2008	—	—	4,470	4,470
	2007	—	—	4,470	4,470

John E. G. Matze	2008	—	—	1,290	1,290
	2007	—	—	185	185

Russell S. Dietz	2008	—	—	1,073	1,073
	2007	—	—	960	960

Steven Yang	2008	10,504	—	5,799	16,303

Gregory McNulty	2008	5,945	34,744	1,126	41,815
	2007	3,300	—	675	3,975

(a)	Includes DSL allowance, group term life insurance and other compensation.

(3)	Mr. Dietz and Mr. McNulty ceased to be employed by us on July 28, 2008 and February 6, 2009 respectively.

Grants of Plan-Based Awards in Fiscal Year 2008

The following table summarizes all equity grants to each of our named executive officers during our 2008 fiscal year:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Closing Price on Date of Option Award	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Albert E. Sisto
Cash Incentive	12/13/2007	$131,250	$262,500	$393,750	—	—	—	—	—	$—	$—	$—
RSUs	12/13/2007	—	—	—	—	75,000	137,500	—	—	—	—	802,863

William R. Walker
Cash Incentive	12/13/2007	63,750	127,500	191,250	—	—	—	—	—	—	—	—
Options	12/13/2007	—	—	—	—	—	—	—	16,000	5.84	5.84	45,995
RSUs	12/13/2007	—	—	—	—	8,000	8,000	—	—	—	—	46,712

John E. G. Matze
Cash Incentive	12/13/2007	70,500	141,000	211,500	—	—	—	—	—	—	—	—
Options	12/13/2007	—	—	—	—	—	—	—	25,000	5.84	5.84	71,868
RSUs	12/13/2007	—	—	—	—	12,500	12,500	—	—	—	—	72,988

Russell S. Dietz
Cash Incentive	12/13/2007	57,500	115,000	172,500	—	—	—	—	—	—	—	—
Options	12/13/2007	—	—	—	—	—	—	—	15,000	5.84	5.84	43,121
RSUs	12/13/2007	—	—	—	—	7,500	7,500	—	—	—	—	43,793

Steven Yang
Cash Incentive	12/13/2007	73,828	147,656	221,484	—	—	—	—	—	—	—	—
Options	12/03/2007	—	—	—	—	—	—	—	60,000	5.93	5.93	175,140
RSUs	12/13/2007	—	—	—	—	5,000	5,000	—	—	—	—	29,195

Gregory McNulty
Cash Incentive	12/13/2007	56,250	112,500	168,750	—	—	—	—	—	—	—	—
Options	12/13/2007	—	—	—	—	—	—	—	30,000	5.84	5.84	86,241
RSUs	12/13/2007	—	—	—	—	5,000	5,000	—	—	—	—	29,195

Outstanding Equity Awards at 2008 Fiscal Year-End

Option Awards

The following table summarizes all outstanding stock option awards held by our named executive officers as of September 30, 2008:

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Underlying Unexercised In-The-Money Options at Fiscal Year End ($)
Albert E. Sisto	12/07/1998	10,000	—	—	$5.00	12/07/2008	$—
	02/25/2000	2,000	—	—	69.88	02/25/2010	—
	02/23/2001	2,000	—	—	17.75	02/23/2011	—
	10/17/2001	20,000	—	—	11.17	10/17/2011	—
	03/06/2002	10,000	—	—	12.91	03/06/2012	—
	02/24/2003	10,000	—	—	5.11	02/24/2013	—
	02/23/2004	10,000	—	—	14.98	02/23/2014	—
	02/17/2005	10,000	—	—	8.35	02/17/2015	—
	02/27/2006	10,000	—	—	7.05	02/27/2016	—
	11/16/2006	137,499	87,501	—	4.85	11/16/2016	—

Total		221,499	87,501	—			—

William R. Walker	12/04/1998	15,000	—	—	5.00	12/04/2008	—
	04/16/2001	25,000	—	—	16.00	04/16/2011	—
	06/18/2002	40,832	—	—	6.66	05/24/2010	—
	12/11/2003	35,000	—	—	10.52	12/11/2013	—
	01/25/2006	20,000	10,000	—	6.71	01/25/2016	—
	10/27/2006	14,375	15,625	—	5.10	10/27/2016	—
	12/13/2007	2,999	13,001	—	5.84	12/13/2017	—

Total		153,206	38,626	—			—

John E. G. Matze	07/19/2007	32,500	27,500	—	6.33	07/19/2017	—
	12/13/2007	4,687	20,313	—	5.84	12/13/2017	—

Total		37,187	47,813	—			—

Russell S. Dietz	04/16/2001	30,020	—	—	16.00	04/16/2011	—
	06/18/2002	9,608	—	—	6.66	08/08/2010	—
	12/11/2003	25,000	—	—	10.52	12/11/2013	—
	01/25/2006	20,000	10,000	—	6.71	01/25/2016	—
	10/27/2006	14,375	15,625	—	5.10	10/27/2016	—
	12/13/2007	2,811	12,189	—	5.84	12/13/2017	—

Total		101,814	37,814	—			—

Steven Yang	12/03/2007	—	60,000	—	5.93	12/03/2017	—

Total		—	60,000	—			—

Gregory McNulty	05/01/2007	8,750	—	—	6.40	05/01/2017	—
	12/13/2007	4,375	—	—	5.84	12/13/2017	—

Total		13,125	—	—			—

Restricted Stock Unit Awards

The following table summarizes all outstanding restricted stock unit awards held by our named executive officers as of September 30, 2008:

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares Or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Albert E. Sisto	02/07/2007	18,309	$99,583	—	$—
	12/13/2007	—	—	137,500	802,863

Total		18,309	99,583	137,500	802,863

William R. Walker	12/13/2007	—	—	8,000	46,712

Total		—	—	8,000	46,712

John E. G. Matze	12/13/2007	—	—	12,500	72,988

Total		—	—	12,500	72,988

Russell S. Dietz	12/13/2007	—	—	7,500	43,793

Total		—	—	7,500	43,793

Steven Yang	12/13/2007	—	—	5,000	29,195

Total		—	—	5,000	29,195

Option Exercises and Stock Vested in Fiscal Year 2008

The following table summarizes all option exercises and stock vested for our named executive officers during our fiscal year ended September 30, 2008:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Albert E. Sisto	—	$—	18,310	$58,940
William R. Walker	50,000	251,000	—	—

Total	50,000	251,000	18,310	58,940

(1)	Based upon the market price of the purchased shares on the exercise date less the option exercise price paid for such shares.

Equity Awards Granted in Fiscal 2009

Since the end of our last fiscal year, our named executive officers have received grants of options to purchase shares of common stock and awards of restricted stock units.

The following table summarizes the stock option awards granted to our named executive officers since September 30, 2008, all of which vest monthly over a four year period from the date of grant:

Name	Grant Date	Number of Securities Underlying Options (#)	Exercise Price Per Share ($)
John E. Matze	10/8/2008	15,000	2.62
William R. Walker	10/8/2008	16,000	2.62
Steven Yang	10/8/2008	15,000	2.62

Total		61,000

The following table summarizes the restricted stock units granted to our named executive officers since September 30, 2008:

Name	Grant Date	Number of Units Granted	Vesting Schedule
Albert E. Sisto	10/8/2008	127,500		(1)
	10/15/2008	35,000		(2)
William R. Walker	10/8/2008	8,000		(3)
	10/15/2008	20,500		(2)
John E. G. Matze	10/8/2008	7,500		(3)
	10/13/2008	45,000		(4)
Steven Yang	10/8/2008	5,000		(3)
	10/15/2008	18,000		(2)

Total		266,500

(1)	The RSU granted to Mr. Sisto on October 8, 2008 was a performance-based RSU pursuant to which Mr. Sisto could earn between 29,000 and 127,500 shares, depending on Hifn’s performance based on revenue, new product revenue and EBITDA targets. Once the shares are earned, depending on the achievement of the relevant performance metrics, the performance-based RSU will vest in equal annual installments over two years from the date such performance-based RSUs are earned.

(2)	Annually over two years

(3)	Annually over three years

(4)	Fully vested upon grant

Potential Payments Upon Termination or Change of Control

Hifn has entered into agreements with its named executive officers that provide for rights or to receive payments and other benefits in the event of termination of employment, including agreements that provide for specific payments upon a termination following a change-in-control of the Company. Hifn generally defines a “change of control” as: (i) the sale, lease, conveyance or other disposition of all or substantially all of Hifn’s assets; (ii) any person or group of persons becoming the “beneficial owner” of 50% or more of the total voting power represented by Hifn’s then outstanding voting securities; (iii) a merger or consolidation of Hifn with any other corporation, where Hifn retain less than 50% of the total voting power of the surviving entity immediately after such merger or consolidation; or (iv) a contest for the election or removal of at least 50% of the serving members of the Board of Directors.

Potential Payments Upon Termination

Hifn has entered into agreements with Al Sisto, William Walker and John Matze that provide for payments upon a termination of employment that meets the criteria described in those agreements.

Mr. Sisto – Potential Payments Upon Termination. Pursuant to the employment agreement that Hifn entered into with Al Sisto, if Hifn terminates his employment without cause or if he resigns for good reason and the termination or resignation is not in connection with a change of control, then, subject to signing and not revoking a separation agreement and release of claims in a form acceptable to Hifn, he will receive 18 months continued base salary, valued at approximately $525,000 as of September 30, 2008, and 18 months continued health benefits, valued at approximately $11,395 as of September 30, 2008.

Mr. Walker – Potential Payments Upon Termination. Pursuant to the severance and change of control agreement that Hifn entered into with Mr. Walker, if his employment is involuntarily terminated other than for cause, death or disability prior to, or more than 12 months following, a change-in-control, then, subject to signing and not revoking a separation agreement and release of claims in a form acceptable to Hifn, he will receive: (i) six months of continued base salary, valued at approximately $127,500 as of September 30, 2008; (ii) six months of continued health benefits, valued at approximately $7,523 as of September 30, 2008; and (iii) other compensation or benefits as may be required by law.

Mr. Matze – Potential Payments Upon Termination. Pursuant to the employment agreement that Hifn entered into with Mr. Matze, if his employment is voluntarily terminated, or terminated for death or disability, he is entitled to pro rata vesting on his 75,000 share restricted stock grant subject to certain performance based vesting milestone, valued at approximately $474,675 as of September 30, 2008. In the event Mr. Matze’s employment is involuntary terminated other than for cause, death or disability, he is entitled to his 45,000 share restricted stock grant, valued at approximately $284,805 and 50% of his base salary, valued at approximately $117,500 as of September 30, 2008.

Potential Payments Upon a Change of Control

Pursuant to change of control arrangements between each director and executive officer of the Company and the Company, the following table sets forth the value of the potential acceleration of unvested options and unvested restricted stock units at the Effective Time for each director and executive officer of the Company, assuming that the Effective Time occurs on April 2, 2009.

Name	Number of Shares of Common Stock Underlying Unvested Options Immediately Prior to the Effective Time	Number of Shares of Common Stock Underlying Unvested Restricted Stock Units Immediately Prior to the Effective Time		Number of Options that Accelerate Upon the Effective Time(1)	Number of Restricted Stock Units that Accelerate Upon the Effective Time(1)	Economic Value of Options or Restricted Stock Units that Accelerate Upon the Effective Time(2)
Albert E. Sisto	50,001	53,309	(3)	50,001	53,309	$213,183
Robert W. Johnson	10,000	0		10,000	0	$9,600
Taher Elgamal	10,000	0		10,000	0	$9,600
Richard Noling	32,500	0		32,500	0	$9,600
Douglas L. Whiting, Ph.D.	30,834	16,333		30,834	0	$12,363
William R. Walker	43,461	33,833		21,731	27,167	$118,530
Michael D. Goldgof	47,418	26,333		23,709	21,542	$92,945
Jiebing Wang, Ph.D.	36,876	29,250		0	0	$0
John Matze	50,626	15,833		0	0	$0
Steven Yang	54,688	26,333		27,344	22,167	$97,914
Thomas Flageollet	73,438	5,000		36,719	2,500	$19,270

(1)	Dr. Whiting will receive the acceleration of his stock options as a director. The table assumes that Mr. Flageollet, Mr. Goldgof and Mr. Yang will not be employed by Exar following the Effective Time.

(2)	Economic value equals (i) the number of shares issuable upon settlement of each accelerated restricted stock unit, multiplied by the Cash Consideration less the cost per unit ($0.001) of each such restricted stock unit, plus (ii) the number of shares issuable upon exercise of each accelerated stock option, multiplied by the Cash Consideration less the exercise price per share of each such stock option.

(3)	In addition, on October 8, 2008 the Board granted Mr. Sisto a performance-based restricted stock unit (the “Performance RSU”), which can be earned either upon achievement of performance metrics (total revenue, new product revenue, or EBITDA for fiscal year 2009) or upon an acquisition of Hifn (subject to a minimum price condition). A maximum of 127,500 units can be earned pursuant to performance metrics and a maximum of 112,500 units can be earned upon an acquisition of Hifn. Any earned units would be subject to time based vesting over two years, following the completion of fiscal year 2009. If the Merger is consummated, no units will be earned or accelerated under the Performance RSU.

Pursuant to change of control arrangements between the named executive officers of the Company and the Company, the following table sets forth the value of severance benefits for each named executive officer, and assumes the Effective Time occurs on April 2, 2009.

Name	Economic Value of Continuous Salary Payments(1)	Economic Value of Continuous Health Benefits
Albert E. Sisto	$700,000	$34,612
William R. Walker	$255,000	$27,188
John Matze	$0	$0
Steven Yang	$12,980	$0

(1)	The salary continuation benefits for Mr. Yang are calculated based on the assumption that he will not be employed by Exar following the Effective Time.

Hifn has entered into agreements with its named executive officers that provide for payments upon a change of control of Hifn, as follows:

Mr. Sisto – Potential Payments Upon a Change of Control. If Mr. Sisto’s employment is involuntarily terminated other than for cause, death or disability in connection with, or within 12 months following, a change of control of Hifn, then, subject to signing and not revoking a separation agreement and release of claims in a form acceptable to Hifn, he will receive: (i) 24 months continued base salary; (ii) accelerated vesting of all his outstanding equity awards; (iii) 18 months continued health benefits; and (iv) other compensation or benefits as may be required by law.

Mr. Walker – Potential Payments Upon a Change of Control. If within 12 months after a change of control of Hifn Mr. Walker’s employment is involuntarily terminated other than for cause, death or disability, then, subject to signing and not revoking a separation agreement and release of claims in a form acceptable to Hifn, he will receive: (i) 12 months of continued base salary; (ii) 12 months of continued health benefits; (iii) other compensation or benefits as may be required by law; and (iv) immediate vesting of 50% of the unvested shares subject to all of Mr. Walker’s outstanding rights to purchase or receive shares of Hifn common stock and immediate vesting of 50% of the shares of Hifn common stock held by Mr. Walker that are subject to a right of repurchase by Hifn or forfeiture upon termination of his employment for any reason.

Mr. Matze – Potential Payments Upon a Change of Control. If within 12 months after a change of control of Hifn Mr. Matze’s employment is terminated by the surviving company, other than a termination due to acts of dishonesty, conviction of a felony or willful misconduct by Mr. Matze, or if Mr. Matze terminates his employment as a result of a material diminution in salary, a material change in responsibility or a change in work location of more than 30 miles from his job location, then, subject to signing and not revoking a separation agreement and release of claims in a form acceptable to Hifn, he will receive immediate vesting of 50% of the unvested shares subject to all of Mr. Matze’s outstanding rights to purchase or receive shares of Hifn common stock and immediate vesting of 50% of the shares of Hifn common stock held by Mr. Matze that are subject to a right of repurchase by Hifn or forfeiture upon termination of his employment for any reason. Mr. Matze has entered into an employment letter agreement with Exar and will not be entitled to any of these benefits.

Mr. Yang – Potential Payments Upon a Change of Control. If within 12 months after a change of control of Hifn Mr. Yang’s employment is involuntarily terminated by the surviving company, other than a termination due to acts of dishonesty, conviction of a felony or willful misconduct by Mr. Yang, or if Mr. Yang terminates his employment as a result of a material diminution in salary, a material change in responsibility or a change in work location of more than 30 miles from his job location, then, subject to signing and not revoking a separation agreement and release of claims in a form acceptable to Hifn, he will receive immediate vesting of 50% of the unvested shares subject to all of Mr. Yang’s outstanding rights to purchase or receive shares of Hifn common stock and immediate vesting of 50% of the shares of Hifn common stock held by Mr. Yang that are subject to a right of repurchase by Hifn or forfeiture upon termination of his employment for any reason.

Restricted Stock Unit Acceleration Outside of the Change of Control Agreements. Some restricted stock units granted to Hifn named executive officers include acceleration terms that exceed those set forth in the Change of Control Agreements. On October 15, 2008, the Board approved grants of restricted stock units that would accelerate and become fully vested if the recipient is terminated by Hifn without cause or resigns for good reason, and the termination is in connection with, or within 12 months following a change of control of Hifn. The recipients of these restricted stock units included the following named executive officers: Mr. Sisto, Mr. Walker and Mr. Yang.

Option Acceleration Outside of the Change of Control Agreements. Under the Company’s 2001 Nonstatuatory Stock Option Plan (“2001 Plan”), in the event of a merger of the Company, if an acquiror does not assume or substitute all outstanding options issued under the 2001 Plan, then all unvested options will immediately vest and become exercisable.

Severance Benefits outside of Agreements. The Company also adopted (and Exar agreed to honor) a severance policy for all employees of the Company that provides benefits (to the extent any such employee is not already entitled to such benefits under existing agreements and arrangements) with respect to the termination of any such employee in connection with the Merger. This policy provides for a lump sum payment equal to two weeks base salary, plus an additional week for each year of service to the Company (not to exceed 12 weeks of base salary in total), subject to applicable withholdings.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than the employment arrangements described in the Schedule 14D-9 and this Information Statement, since October 1, 2008 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a participant:

•	In which the amount involved exceeded or exceeds $120,000; and

•

In which any director, executive officer, holder of more than 5% of any class of our common stock, or any immediate family member of any such person, had or will have a direct or indirect material interest.

Annex II

February 21, 2009

The Board of Directors

hi/fn, inc.

750 University Ave.

Los Gatos, CA 95032

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (the “Stockholders”) of the common stock (the “Company Common Stock”), par value $0.001 per share, of hi/fn, inc., a Delaware corporation (the “Company”) of the Consideration (as defined below) provided for under the terms of the proposed Agreement and Plan of Merger (the “Agreement”) by and among Exar Corporation, a Delaware corporation (“Parent”), Hawk Acquisition Corp, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and the Company. Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that (i) Merger Sub will commence a tender offer (the “Tender Offer”) for all of the outstanding shares of Company Common Stock (the “Company Shares”) for either (i) .3529 shares of common stock of Parent, par value $0.0001 per share (the “Parent Shares”) and $1.60 in cash (the “Mixed Consideration”), or (ii) $4.00 in cash (the “Cash Consideration,” and together with the Mixed Consideration, the “Consideration”), in each case as the holder thereof shall have elected, subject to the terms, limitations and procedures set forth in the Agreement, which include a limitation on the aggregate number of Parent Shares available to be paid, and (ii) subsequent to the Tender Offer, subject to the terms and conditions set forth in the Agreement, Merger Sub will merge with and into the Company (the “Merger” and together with the Tender Offer, the “Transaction”) and at the Effective Time, each Company Share not previously tendered in the Tender Offer (other than Company Shares held in the treasury of the Company, Company Shares owned by the Company, its wholly-owned subsidiaries, Parent or Merger Sub, or as to which appraisal rights have been perfected, all of which will be cancelled for no consideration) will be converted into the right to receive the Mixed Consideration. Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation. The terms and conditions of the Transaction are set forth more fully in the Agreement.

RBC Capital Markets Corporation (“RBC”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as financial advisor to the Board of Directors of the Company (the “Company Board”) in connection with the Transaction, and we will receive a fee for our services upon delivery of this opinion, which is not contingent upon the successful completion of the Transaction. In addition, for our services as financial advisor to the Company in connection with the Transaction, if the Transaction is successfully completed we will receive an additional larger fee. In the event that the Transaction is not completed, the term of our engagement expires, or our engagement is terminated by the Company and the Company consummates at any time thereafter, pursuant to a definitive agreement or letter of intent or other evidence of commitment entered into during the term of RBC’s engagement or during the 6 months following such term we will be entitled to a specified “Transaction Fee” based on the “Aggregate Transaction Value” of such other transaction (all as specified in our engagement agreement with the Company dated April 25, 2008). In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse the reasonable out-of-pocket expenses incurred by us in performing our services (subject to a limit which may not be exceeded without the Company’s consent). In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of the Company and/or Parent and receive customary compensation, and may also actively trade securities of the Company and/or Parent for our own account and the accounts of our customers, and, accordingly, RBC and its affiliates, may hold a long or short position in such securities.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the terms of the draft Agreement dated February 17, 2009 (the “Latest Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Company made available to us from published sources and from the internal records of the Company; (iii) we reviewed and analyzed certain publicly available financial and other data with respect to Parent; (iv) we reviewed financial projections and forecasts of the Company (“Forecasts”), prepared by the management of the Company; (v) we conducted discussions with members of the senior management and representatives of the Company with respect to the business and prospects of the Company before and after giving effect to the Transaction; and (vi) we performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we performed the following analyses in addition to the review, inquiries, and analyses referred to in the preceding paragraph: (i) we compared the financial metrics of selected precedent transactions with the financial metrics implied by the Consideration; (ii) we compared selected market valuation metrics of the Company and other comparable publicly traded companies with the financial metrics implied by the Consideration; and (iii) we compared the premiums paid on selected precedent transactions with the premium implied by the Consideration.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by the Company and Parent, as applicable (including, without limitation, financial statements and related notes), and upon the assurances of the management of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us, and have not assumed responsibility for independently verifying and have not independently verified such information. With respect to the financial forecast information furnished to or discussed with us by the Company (including the Forecasts), we have assumed that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of the Company’s management as to the expected future financial performance of the Company.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of the Company, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company. We have not investigated, and make no assumption regarding, any litigation or other claims affecting the Company.

We have assumed, in all respects material to our analysis, that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction. We have further assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Agreement.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion.

The opinion expressed herein is provided for the information and assistance of the Company Board in connection with the Transaction. We express no opinion and make no recommendation to any Stockholder as to how such Stockholder should tender their Company Shares in the Tender Offer, elect with respect to the Consideration, or how any such Stockholder should vote at the stockholders’ meeting, if any, held in connection with the Merger. All advice and opinions (written and oral) rendered by RBC are intended for the use and benefit of the Company Board. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBC. If required by applicable law, such opinion may be included in any disclosure document filed by the Company with the SEC with respect to the Transaction; provided, however, that such opinion must be reproduced in full and that any description of or reference to RBC be in a form reasonably acceptable to RBC and its counsel. RBC shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself. RBC consents to a description of and the inclusion of the text of this opinion in any filing required to be made by the Company with the SEC in connection with the Transaction and in materials delivered to the Stockholders that are a part of such filings; provided, however, that such description must be reproduced in a form reasonably acceptable to RBC.

Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction compared to any alternative business strategy or transaction in which the Company might engage.

Our opinion addresses solely the fairness of the Consideration, from a financial point of view, to the Stockholders. Our opinion does not in any way address other terms or arrangements of the Transaction or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Agreement. We are not expressing any opinion herein as to the prices at which the Company Shares or the Parent Shares will trade following the announcement or consummation of the Transaction. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to be paid to Stockholders.

Our opinion has been approved by RBC’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Stockholders.

Very truly yours,

/s/ RBC CAPITAL MARKETS CORPORATION